FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MortgageIT Securities Corp.	**0001305551**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 19, 2005, Series 2005-4	333-119686

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL
RECEIVED
PROCESSING
AUG 2 4 2005
WASH. DC
183
SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MORTGAGEIT SECURITIES CORP.

By: Donald Epstein
Name: Donald Epstein
Title: Treasurer

Dated: August 19, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Pool Data

Pool Summary	
Total Issue Balance (USD)	722,948,787
Original Mortgage Pool Balance (USD)	722,987,338
Current Mortgage Pool Balance (USD)	722,948,787
Total Number of Loans	2,673
Average Loan Balance (USD)	270,463
1st lien (%age)	100.0%
2nd lien (%age)	0.0%
WA FICO	732
- Minimum FICO	613
- Maximum FICO	840
WA LTV	75.3%
- Minimum LTV	11.8%
- Maximum LTV	97.0%
WA DTI	37.3%
- Minimum DTI	6.3%
- Maximum DTI	88.2%
WA Age (Months)	1
WA Remaining Term (Months)	359
Aquired Loans	
North California (% of Pool)	20.1%
South California (% of Pool)	26.7%

Data Entry Rules:

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2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

North California	
% of State	42.95
WA FICO	738
- Minimum FICO	635
- Maximum FICO	840
WA LTV	73.1
- Minimum LTV	15.02
- Maximum LTV	95
Highest Zip-Code Density (% of State)	2.14%
Zip-Code with Highest Density	95376

South California	
% of State	57.05
WA FICO	734
Minimum FICO	650
Maximum FICO	816
WA LTV	74.46
Minimum LTV	11.79
Maximum LTV	90
Highest Zip-Code Density (% of State)	1.83%
Zip-Code with Highest Density	93065

Classification	Total	Check
Mortgage Type	722,948,787	
Loan-to-Value	722,948,787	
FICO	722,948,787	
Purpose	722,948,787	
Occupancy	722,948,787	
Loan Balance	722,948,787	
Property Type	722,948,787	
Documentation Type	722,948,787	
Fixed Period	722,948,787	
Debt-to-Income Ratio	722,948,787	
Geographic Distribution	722,948,787	

Per Annum Fees	
Servicer Fees	
Cost of Carry	

Pool Data

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Mortgage Type	WA LTV	WA FICO	Balance
Classic 30yr FRM	0%	-	-
Classic 15yr FRM	0%	-	-
Classic ARM	76.35	733.00	52,178,233.34
Classic 15/30 Balloon	0%	-	-
Classic 5/1 Hybrid	74%	728	74,318,982
Classic 5/1 IO Hybrid	75%	733	596,451,572
5/1 Hybrid w/3 year IO feature	0%	-	-

LTV	WA LTV	WA FICO	Balance
0.01-20.00	17.84	757.00	867,487.50
20.01-25.00	22.58	758.00	965,879.60
25.01-30.00	29.28	748.00	947,000.00
30.01-35.00	33.20	767.00	1,546,550.00
35.01-40.00	37.54	748.00	2,640,500.00
40.01-45.00	43.12	737.00	6,022,960.74
45.01-50.00	48.28	736.00	9,607,732.58
50.01-55.00	53.22	755.00	14,274,881.11
55.01-60.00	57.88	730.00	23,833,151.28
60.01-65.00	63.93	731.00	42,070,357.62
65.01-70.00	68.85	730.00	50,535,627.01
70.01-75.00	73.96	730.00	56,129,422.91
75.01-80.00	79.79	732.00	504,441,654.02
80.01-85.00	83.57	699.00	1,629,813.95
85.01-90.00	89.24	706.00	4,669,790.08
90.01-95.00	94.74	734.00	2,676,278.85
95.01-100.00	97%	701	89,700

Pool Data

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FICO	WA LTV	WA FICO	Balance
321 - 340	0%	-	-
341 - 360	0%	-	-
361 - 380	0%	-	-
381 - 400	0%	-	-
401 - 420	0%	-	-
421 - 440	0%	-	-
441 - 460	0%	-	-
461 - 480	0%	-	-
481 - 500	0.00	0.00	0.00
501 - 520	0%	-	-
521 - 540	0%	-	-
541 - 560	0%	-	-
561 - 580	0.00	0.00	0.00
581 - 600	0.00	0.00	0.00
601 - 620	80.00	613.00	329,160.00
621 - 640	72.80	634.00	1,612,580.00
641 - 660	74.33	654.00	15,651,581.54
661 - 680	74.70	671.00	61,398,144.27
681 - 700	75.18	691.00	72,925,481.97
701 - 720	76.59	710.00	126,516,201.45
721 - 740	76.42	731.00	135,006,606.37
741 - 760	75.58	750.00	121,274,505.85
761 - 780	75.22	770.00	103,783,237.76
781 - 800	73.72	789.00	63,570,625.26
801 - 820	68.24	806.00	20,662,962.78
> 820	64.99	840.00	217,700.00
Unknown	0.00	0.00	0.00

Pool Data

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LTV	MIG%	WA FICO	Balance with MIG
0.01-20.00	0	757	0
20.01-25.00	0	758	0
25.01-30.00	0	748	0
30.01-35.00	0	767	0
35.01-40.00	0	748	0
40.01-45.00	0	737	0
45.01-50.00	0	736	0
50.01-55.00	0	755	0
55.01-60.00	0	730	0
60.01-65.00	0	731	0
65.01-70.00	0	730	0
70.01-75.00	0	730	0
75.01-80.00	0	732	0
80.01-85.00	89.69	699	1461814
85.01-90.00	100	706	4669790
90.01-95.00	100	734	2676279
95.01-100.00	100%	701	89,700

Purpose	WA LTV	WA FICO	Balance
Purchase	78.14	738.00	461,662,097.73
Cash-Out/Refinancing	69.64	722.00	185,846,004.82
Refinancing	72.23	719.00	75,440,684.70

Occupancy	WA LTV	WA FICO	Balance
Owner	75.92	730.00	642,889,290.73
Investment	69.57	748.00	64,106,474.31
2nd Home	75.19	757.00	15,953,022.21

Pool Data

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Loan Balance	WA LTV	WA FICO	Balance
<$200,000	75.13	731.00	142,604,226.15
<$400,000	75.43	731.00	383,218,651.96
<$600,000	76.80	735.00	144,240,630.48
>$600,000	71.28	740.00	52,885,278.66

Property Type	WA LTV	WA FICO	Balance
SFR	75.02	731.72	430,076,123.85
PUD	75.89	730.00	168,011,656.52
CND	76.34	737	99,380,836.49
2-4 Family	73.13	738	25,480,170.39

Documentation Type	WA LTV	WA FICO	Balance
Full	76.72	727.00	231,614,019.13
Reduced	0.00	0.00	0.00
SISA	76.48	735.00	425,522,924.68
NISA			
NINA	59.50	736.00	43,719,630.64
NAV			
No Ratio	70.19	735.00	22,092,212.80
Alt	0.00	0.00	0.00

Pool Data

Data Entry Rules:
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2. **Please enter 0 for blanks.**
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Fixed Period (Months)	WA LTV	WA FICO	Balance
1	0.00	0.00	0.00
3	0.00	0.00	0.00
6	73%	739	2,552,700
12	0%	-	-
24	0%	-	-
36	77%	733	49,625,533
60	75%	732	670,770,554
84	0%	-	-
>=120	0%	-	-

DTI	WA LTV	WA FICO	Balance
0.01 - 5.00	63.09	736.00	65,811,843.44
5.01 - 10.00	75.85	730.00	1,625,800.00
10.01 - 15.00	71.66	745.00	4,535,812.96
15.01 - 20.00	73.04	735.00	9,791,529.92
20.01 - 25.00	73.57	741.00	25,140,495.62
25.01 - 30.00	74.48	734.00	55,898,276.70
30.01 - 35.00	76.07	733.00	113,380,801.02
35.01 - 40.00	76.76	733.00	197,825,669.86
40.01 - 45.00	77.66	730.00	193,069,598.78
45.01 - 50.00	77.39	726.00	45,025,696.41
50.01 - 55.00	78.90	712.00	7,191,162.54
> 55.00	77.30	727.00	3,652,100.00
Unknown	0.00	0.00	0.00

Pool Data

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Geographic Distribution	WA LTV	WA FICO	Balance
AK	80%	800	192,000
AL	78.79	696.00	104,000.00
AR	0.00	0.00	0.00
AS			
AZ	75.59	729.00	75,633,141.72
CA	73.88	736.00	338,152,637.87
CO	77.90	728.00	13,176,119.23
CT	67.75	735.00	1,487,598.47
CZ			
DC	0.00	0.00	0.00
DE	80.00	725.00	662,400.00
FL	75.61	727.00	44,566,305.26
GA	74.68	706.00	3,161,714.00
GU			
HI	56.42	746.00	747,000.00
IA	80%	677	110,300
ID	75.75	747.00	2,671,821.00
IL	76.51	726.00	32,823,803.30
IN	79.99	739.00	786,159.14
KS	75.44	723.00	1,225,933.72
KY	78.38	723.00	555,400.00
LA	80.00	706.00	508,396.13
MA	73.67	733.00	10,003,341.73
MD	76.34	726.00	12,868,864.53
ME	0.00	0.00	0.00
MI	80.00	727.00	630,300.00
MN	77.57	722.00	10,868,541.04
MO	78.28	742.00	1,392,988.19
MS	80%	765	201,600
MT	0.00	0.00	0.00
NC	79.29	726.00	3,529,170.00
ND	80%	764	173,525
NE			

H

Pool Data

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2. Please enter 0 for blanks.
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NH	72.06	717.00	551,500.00
NJ	79.93	719.00	4,238,426.19
NM	74%	741	1,676,850
NV	78.74	728.00	21,103,587.00
NY	69.50	738.00	7,022,570.00
OH	75.97	742.00	3,247,500.00
OK	79.99	712.00	331,850.00
OR	77.40	737.00	16,058,433.67
OT			
PA	73.96	718.00	2,911,332.62
PR			
RI	77.16	753.00	500,505.46
SC	79.94	792.00	468,000.00
SD	0.00	0.00	0.00
TN	78.37	700.00	1,508,634.40
TT			
TX	79.87	722.00	10,248,114.10
UT	79.84	714.00	1,243,628.00
VA	77.77	726.00	28,558,785.57
VI			
VT			
WA	77.86	731.00	61,874,325.22
WI	76.17	736.00	4,510,684.75
WV	59%	715	464,000
WY	80%	680	197,000

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_mit0504_mkt2 - Stack Price/Yield

Settle	8/24/2005
First Payment	9/25/2005

Servicer Advances	100%
Liquidation Lag	12
Optional Redemption	Call (N)

	65 PPC	**65 PPC**	**65 PPC**	**65 PPC**	**100 PPC**	**100 PPC**	**100 PPC**	**100 PPC**
Loss Severity	**25%**	**25%**	**35%**	**35%**	**25%**	**25%**	**35%**	**35%**
	Fwd	**Fwd + 200**	**Fwd**	**Fwd + 200**	**Fwd**	**Fwd + 200**	**Fwd**	**Fwd + 200**
M4								
	1397.425 SDA	**1103.012 SDA**	**1005.865 SDA**	**788.229 SDA**	**1427.97 SDA**	**1100.92 SDA**	**1011.932 SDA**	**785.58 SDA**
WAL for Princ Pmts	4.47	4.64	4.69	4.83	3.07	3.16	3.17	3.24
Principal Writedown	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%
'otal Collat Loss (Collat Maturity)	5.52%	4.52%	5.84%	4.71%	3.96%	3.15%	4.10%	3.26%
B1								
	1284.121 SDA	**948.102 SDA**	**921.754 SDA**	**674.649 SDA**	**1364.026 SDA**	**1006.41 SDA**	**962.877 SDA**	**715.9 SDA**
WAL for Princ Pmts	4.51	4.68	4.72	4.84	3.08	3.18	3.18	3.25
Principal Writedown	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
'otal Collat Loss (Collat Maturity)	5.15%	3.97%	5.41%	4.09%	3.80%	2.91%	3.92%	2.99%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

MHL05-4
as of 8/1/05

Total Current Balance:	642,033,551		
Total Original Balance:	642,048,682		
Number Of Loans:	2,319		
		Minimum	**Maximum**
Average Current Loan Amount:	$276,857.93	$39,100.00	$1,000,000.00
Average Original Loan Amount:	$276,864.46	$39,100.00	$1,000,000.00
Weighted Average Note Rate:	5.73 %	4.50	7.25 %
Weighted Average Gross Margin:	2.27 %	2.00	2.75 %
Weighted Average Maximum Rate:	11.62 %	4.88	13.25 %
Weighted Average Minimum Rate:	2.27 %	2.00	2.75 %
Weighted Average First Rate Cap:	5.87 %	0.00	6.00 %
Weighted Average Periodic Rate Cap:	2.00 %	0.00	2.00 %
Weighted Average Ltv Ratio:	75.51 %	15.02	96.97 %
Weighted Average Cltv W/ Silent 2Nds:	86.28 %	15.02	100.00 %
Weighted Average Backend Ratio:	37.33 %	0.00	88.22 %
Weighted Average Fico Score:	733	613	840
Weighted Average Original Term:	360 months	360	360 months
Weighted Average Stated Remaining Term:	359 months	353	360 months
Weighted Average Seasoning:	1 months	0	7 months
Weighted Average Months To Roll:	58 months	5	60 months
Weighted Average First Adj Freq:	58 months	6	60 months
Weighted Average Rate Adj Freq:	7 months	6	12 months

Top State Concentrations ($): 48.22 % California, 11.16 % Arizona, 8.49 % Washington
Top Prepay Penalty Concentrations ($): 70.58 % No Prepayment Penalty, 29.42 % Prepayment Penalty
Maximum Zip Code Concentration ($): 0.55 % 93065 (Simi Valley, CA)

	Minimum	Maximum
Note Date:	Dec 23, 2004	Aug 08, 2005
First Pay Date:	Feb 01, 2005	Oct 01, 2005
First Adj Date:	Jan 01, 2006	Sep 01, 2010
Next Adj Date:	Jul 01, 2006	Jul 01, 2015
Mature Date:	Jan 01, 2035	Sep 01, 2035

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3 Year/1 Year CMT IO ARM	7	2,746,879.51	0.43
3 Year/1 Year Libor IO ARM	4	1,492,572.00	0.23
3 Year/6 Month Libor IO ARM	128	38,789,827.40	6.04
5 Year/1 Year CMT IO ARM	52	19,644,690.59	3.06
5 Year/1 Year Libor IO ARM	87	37,542,068.00	5.85
5 Year/6 Month Libor IO ARM	2,035	539,264,813.37	83.99
6 Month Libor IO ARM	6	2,552,700.00	0.40
Total	2,319	642,033,550.87	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 Year CMT	59	22,391,570.10	3.49
1 Year LIBOR	91	39,034,640.00	6.08
6 MO LIBOR	2,169	580,607,340.77	90.43
Total	2,319	642,033,550.87	100.00

Silent Second:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	899	242,855,316.05	37.83
Silent Second	1,420	399,178,234.82	62.17
Total	2,319	642,033,550.87	100.00

LIEN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	2,319	642,033,550.87	100.00
Total	2,319	642,033,550.87	100.00

ORIGINAL LOAN AMOUNT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
39,100 - 50,000	2	87,850.00	0.01
50,001 - 100,000	64	5,338,378.59	0.83
100,001 - 150,000	273	35,395,431.03	5.51
150,001 - 200,000	427	75,593,609.40	11.77
200,001 - 250,000	380	85,398,079.76	13.30
250,001 - 300,000	365	100,119,985.27	15.59
300,001 - 350,000	263	86,037,208.02	13.40
350,001 - 400,000	203	74,995,011.09	11.68
400,001 - 450,000	116	49,319,391.20	7.68
450,001 - 500,000	81	38,560,346.00	6.01
500,001 - 550,000	44	22,961,649.00	3.58
550,001 - 600,000	37	21,410,582.00	3.33
600,001 - 650,000	28	17,730,250.00	2.76
650,001 - 700,000	12	8,098,529.51	1.26
700,001 - 750,000	5	3,635,000.00	0.57
750,001 - 800,000	3	2,369,500.00	0.37
800,001 - 850,000	4	3,340,000.00	0.52
850,001 - 900,000	1	875,000.00	0.14
900,001 - 950,000	2	1,842,000.00	0.29
950,001 - 1,000,000	9	8,925,750.00	1.39
Total	2,319	642,033,550.87	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.50 - 4.50	1	651,000.00	0.10
4.51 - 4.75	1	990,000.00	0.15
4.76 - 5.00	32	9,483,811.51	1.48
5.01 - 5.25	181	53,296,948.60	8.30
5.26 - 5.50	495	131,968,026.78	20.55
5.51 - 5.75	711	187,928,002.10	29.27
5.76 - 6.00	578	168,281,515.07	26.21
6.01 - 6.25	206	57,511,065.35	8.96
6.26 - 6.50	82	22,571,363.68	3.52
6.51 - 6.75	29	8,689,817.78	1.35
6.76 - 7.00	2	557,200.00	0.09
7.01 - 7.25	1	104,800.00	0.02
Total	2,319	642,033,550.87	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250	2,255	617,691,280.77	96.21
2.750	61	23,151,270.10	3.61
2.125	1	516,000.00	0.08
2.000	1	492,000.00	0.08
2.500	1	183,000.00	0.03
Total	2,319	642,033,550.87	100.00

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.88 - 5.00	1	492,000.00	0.08
5.01 - 5.25	2	1,049,200.00	0.16
8.26 - 8.50	1	651,000.00	0.10
9.51 - 9.75	1	990,000.00	0.15
9.76 - 10.00	6	2,132,300.00	0.33
10.01 - 10.25	39	16,398,126.19	2.55
10.26 - 10.50	42	16,162,572.40	2.52
10.51 - 10.75	32	13,949,920.00	2.17
10.76 - 11.00	36	11,181,031.51	1.74
11.01 - 11.25	142	36,360,022.41	5.66
11.26 - 11.50	455	116,764,054.38	18.19
11.51 - 11.75	684	175,924,402.10	27.40
11.76 - 12.00	567	163,959,995.07	25.54
12.01 - 12.25	204	57,000,665.35	8.88
12.26 - 12.50	80	21,612,763.68	3.37
12.51 - 12.75	24	6,743,497.78	1.05
12.76 - 13.00	2	557,200.00	0.09
13.01 - 13.25	1	104,800.00	0.02
Total	2,319	642,033,550.87	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250	2,255	617,691,280.77	96.21
2.750	61	23,151,270.10	3.61
2.125	1	516,000.00	0.08
2.000	1	492,000.00	0.08
2.500	1	183,000.00	0.03
Total	2,319	642,033,550.87	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6.000	2,173	579,473,008.77	90.26
5.000	124	53,683,440.59	8.36
2.000	17	6,636,901.51	1.03
0.000	4	1,724,200.00	0.27
1.000	1	516,000.00	0.08
Total	2,319	642,033,550.87	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	2,314	639,793,350.87	99.65
0.000	4	1,724,200.00	0.27
1.000	1	516,000.00	0.08
Total	2,319	642,033,550.87	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	2,319	642,033,550.87	100.00
Total	2,319	642,033,550.87	100.00

STATED REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	1,100	307,653,416.00	47.92
359	1,059	294,512,704.59	45.87
358	151	36,293,750.77	5.65
353	1	990,000.00	0.15
357	4	869,100.00	0.14
355	2	694,979.51	0.11
356	1	517,300.00	0.08
354	1	502,300.00	0.08
Total	2,319	642,033,550.87	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,100	307,653,416.00	47.92
1	1,059	294,512,704.59	45.87
2	151	36,293,750.77	5.65
7	1	990,000.00	0.15
3	4	869,100.00	0.14
5	2	694,979.51	0.11
4	1	517,300.00	0.08
6	1	502,300.00	0.08
Total	2,319	642,033,550.87	100.00

FIRST ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6	6	2,552,700.00	0.40
36	139	43,029,278.91	6.70
60	2,174	596,451,571.96	92.90
Total	2,319	642,033,550.87	100.00

RATE ADJ FREQ (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6	2,169	580,607,340.77	90.43
12	150	61,426,210.10	9.57
Total	2,319	642,033,550.87	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,557	453,123,051.37	70.58
36	762	188,910,499.50	29.42
Total	2,319	642,033,550.87	100.00

LTV RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
15.02 - 20.00	3	477,487.50	0.07
20.01 - 30.00	11	1,648,000.00	0.26
30.01 - 40.00	18	3,122,400.00	0.49
40.01 - 50.00	50	12,909,200.00	2.01
50.01 - 60.00	108	32,490,501.57	5.06
60.01 - 70.00	264	81,678,117.21	12.72
70.01 - 80.00	1,837	503,512,730.64	78.42
80.01 - 90.00	20	4,481,913.95	0.70
90.01 - 96.97	8	1,713,200.00	0.27
Total	2,319	642,033,550.87	100.00

BACKEND RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0.00	214	56,390,542.46	8.78
0.01 - 10.00	4	1,354,750.00	0.21
10.01 - 20.00	51	12,129,189.92	1.89
20.01 - 30.00	292	72,516,309.36	11.29
30.01 - 40.00	958	276,713,661.56	43.10
40.01 - 50.00	762	213,733,413.57	33.29
50.01 - 60.00	35	8,381,684.00	1.31
60.01 - 70.00	1	340,000.00	0.05
70.01 - 80.00	1	359,600.00	0.06
80.01 - 88.22	1	114,400.00	0.02
Total	2,319	642,033,550.87	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
613 - 620	1	329,160.00	0.05
621 - 640	8	1,612,580.00	0.25
641 - 660	46	12,402,250.00	1.93
661 - 680	198	51,859,109.48	8.08
681 - 700	236	62,694,914.66	9.77
701 - 720	420	112,183,067.47	17.47
721 - 740	427	121,199,396.83	18.88
741 - 760	390	112,339,240.74	17.50
761 - 780	330	92,860,036.48	14.46
781 - 800	195	55,485,568.21	8.64
> 800	68	19,068,227.00	2.97
Total	2,319	642,033,550.87	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepayment Penalty	1,557	453,123,051.37	70.58
Prepayment Penalty	762	188,910,499.50	29.42
Total	2,319	642,033,550.87	100.00

PREPAYMENT TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,557	453,123,051.37	70.58
36	762	188,910,499.50	29.42
Total	2,319	642,033,550.87	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	2,319	642,033,550.87	100.00
Total	2,319	642,033,550.87	100.00

IO TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
120	2,181	583,318,508.77	90.85
60	127	54,475,590.59	8.48
36	11	4,239,451.51	0.66
Total	2,319	642,033,550.87	100.00

DOC TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	808	201,942,149.75	31.45
No Documentation	148	38,343,524.26	5.97
No Ratio	66	18,047,018.20	2.81
Stated Income/Verified Asset	1,297	383,700,858.66	59.76
Total	2,319	642,033,550.87	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non-owner	243	54,599,562.59	8.50
Primary	2,014	572,001,413.01	89.09
Second Home	62	15,432,575.27	2.40
Total	2,319	642,033,550.87	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Condominium	359	87,151,077.53	13.57
Planned Unit Development	555	150,043,556.00	23.37
Single Family	1,321	378,541,481.89	58.96
Townhouse	15	4,244,977.64	0.66
Two to Four Family	69	22,052,457.81	3.43
Total	2,319	642,033,550.87	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,490	412,169,908.20	64.20
Rate/Term Refinance	255	68,874,001.64	10.73
Refinance - Cashout	574	160,989,641.03	25.07
Total	2,319	642,033,550.87	100.00

PMI INSURER:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
GEMICO	13	3,052,713.95	0.48
MGIC	1	89,700.00	0.01
No MI	2,292	636,006,436.92	99.06
PMI	6	1,288,700.00	0.20
RMIC	1	223,700.00	0.03
United Guaranty	6	1,372,300.00	0.21
Total	2,319	642,033,550.87	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	1	104,000.00	0.02
Arizona	303	71,620,525.05	11.16
California	899	309,587,094.39	48.22
Colorado	58	12,286,480.54	1.91
Connecticut	4	1,357,598.47	0.21
Delaware	2	532,000.00	0.08
Florida	176	38,803,114.81	6.04
Georgia	17	3,161,714.00	0.49
Hawaii	2	542,000.00	0.08
Idaho	17	2,337,821.00	0.36
Illinois	92	24,551,888.63	3.82
Indiana	2	376,400.00	0.06
Iowa	1	110,300.00	0.02
Kansas	7	1,164,000.00	0.18
Kentucky	3	360,000.00	0.06
Louisiana	1	164,800.00	0.03
Maryland	38	9,778,692.64	1.52
Massachusetts	18	6,901,100.00	1.07
Michigan	4	630,300.00	0.10
Minnesota	47	9,242,897.67	1.44
Mississippi	1	201,600.00	0.03
Missouri	8	1,285,150.00	0.20
Nevada	80	19,022,075.00	2.96
New Hampshire	2	409,900.00	0.06
New Jersey	11	3,051,426.19	0.48
New Mexico	6	1,676,850.00	0.26
New York	16	6,344,050.00	0.99
North Carolina	17	3,529,170.00	0.55
North Dakota	2	173,524.94	0.03
Ohio	12	2,710,300.00	0.42
Oklahoma	1	187,850.00	0.03
Oregon	71	13,860,496.25	2.16
Pennsylvania	6	791,200.00	0.12
Rhode Island	1	272,000.00	0.04
South Carolina	2	468,000.00	0.07
Tennessee	7	1,314,634.40	0.20
Texas	42	7,776,640.21	1.21
Utah	9	1,243,628.00	0.19
Virginia	77	26,201,574.00	4.08
Washington	238	54,525,854.68	8.49
West Virginia	1	226,000.00	0.04
Wisconsin	16	2,951,900.00	0.46
Wyoming	1	197,000.00	0.03
Total	2,319	642,033,550.87	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

MHL05-4
as of 8/1/05

Total Current Balance:	437,110,191		
Total Original Balance:	437,124,476		
Number Of Loans:	1,596		
		Minimum	**Maximum**
Average Current Loan Amount:	$273,878.57	$52,000.00	$1,000,000.00
Average Original Loan Amount:	$273,887.52	$52,000.00	$1,000,000.00
Weighted Average Note Rate:	5.73 %	4.50	6.88 %
Weighted Average Gross Margin:	2.26 %	2.12	2.75 %
Weighted Average Maximum Rate:	11.65 %	5.12	12.88 %
Weighted Average Minimum Rate:	2.26 %	2.12	2.75 %
Weighted Average First Rate Cap:	5.89 %	0.00	6.00 %
Weighted Average Periodic Rate Cap:	2.00 %	0.00	2.00 %
Weighted Average Ltv Ratio:	78.14 %	29.92	94.64 %
Weighted Average Cltv W/ Silent 2Nds:	95.50 %	42.83	100.00 %
Weighted Average Backend Ratio:	38.09 %	0.00	79.03 %
Weighted Average Fico Score:	732	634	840
Weighted Average Original Term:	360 months	360	360 months
Weighted Average Stated Remaining Term:	359 months	355	360 months
Weighted Average Seasoning:	1 months	0	5 months
Weighted Average Months To Roll:	57 months	5	60 months
Weighted Average First Adj Freq:	58 months	6	60 months
Weighted Average Rate Adj Freq:	6 months	6	12 months

Top State Concentrations ($):	44.54 % California, 9.89 % Arizona, 8.84 % Washington
Top Prepay Penalty Concentrations ($):	70.67 % No Prepayment Penalty, 29.33 % Prepayment Penalty
Maximum Zip Code Concentration ($):	0.63 % 85262 (Scottsdale, AZ)

Note Date:	Feb 23, 2005	Aug 08, 2005
First Pay Date:	Apr 01, 2005	Oct 01, 2005
First Adj Date:	Jan 01, 2006	Sep 01, 2010
Next Adj Date:	Jul 01, 2006	Jul 01, 2015
Mature Date:	Mar 01, 2035	Sep 01, 2035

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3 Year/1 Year CMT IO ARM	3	1,514,879.51	0.35
3 Year/1 Year Libor ARM	1	235,600.00	0.05
3 Year/1 Year Libor IO ARM	2	1,090,072.00	0.25
3 Year/6 Month Libor ARM	14	2,786,298.55	0.64
3 Year/6 Month Libor IO ARM	89	28,491,676.98	6.52
5 Year/1 Year CMT ARM	4	2,169,200.00	0.50
5 Year/1 Year CMT IO ARM	17	7,714,764.40	1.76
5 Year/1 Year Libor ARM	5	1,292,074.44	0.30
5 Year/1 Year Libor IO ARM	39	18,258,320.00	4.18
5 Year/6 Month Libor	152	31,448,782.74	7.19
5 Year/6 Month Libor IO ARM	1,268	340,942,521.93	78.00
6 Month Libor IO ARM	2	1,166,000.00	0.27
Total	1,596	437,110,190.55	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 Year CMT	24	11,398,843.91	2.61
1 Year LIBOR	47	20,876,066.44	4.78
6 MO LIBOR	1,525	404,835,280.20	92.62
Total	1,596	437,110,190.55	100.00

Silent Second:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Silent Second	1,596	437,110,190.55	100.00
Total	1,596	437,110,190.55	100.00

LIEN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	1,596	437,110,190.55	100.00
Total	1,596	437,110,190.55	100.00

RBS Greenwich Capital

ORIGINAL LOAN AMOUNT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
52,000 - 100,000	48	4,086,311.32	0.93
100,001 - 150,000	219	28,486,391.36	6.52
150,001 - 200,000	291	51,052,545.16	11.68
200,001 - 250,000	255	57,325,811.78	13.11
250,001 - 300,000	226	61,763,468.67	14.13
300,001 - 350,000	170	55,482,041.13	12.69
350,001 - 400,000	141	51,961,898.09	11.89
400,001 - 450,000	88	37,301,198.52	8.53
450,001 - 500,000	63	29,846,335.47	6.83
500,001 - 550,000	32	16,767,249.00	3.84
550,001 - 600,000	23	13,260,722.00	3.03
600,001 - 650,000	17	10,872,038.54	2.49
650,001 - 700,000	6	4,035,279.51	0.92
700,001 - 750,000	4	2,902,000.00	0.66
750,001 - 800,000	1	787,500.00	0.18
800,001 - 850,000	4	3,302,000.00	0.76
900,001 - 950,000	1	906,000.00	0.21
950,001 - 1,000,000	7	6,971,400.00	1.59
Total	1,596	437,110,190.55	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.50 - 4.50	1	651,000.00	0.15
4.76 - 5.00	18	5,198,661.51	1.19
5.01 - 5.25	109	31,542,149.95	7.22
5.26 - 5.50	340	89,051,875.28	20.37
5.51 - 5.75	529	136,152,876.94	31.15
5.76 - 6.00	411	119,962,957.43	27.44
6.01 - 6.25	136	39,936,455.76	9.14
6.26 - 6.50	41	11,107,813.68	2.54
6.51 - 6.75	10	3,234,200.00	0.74
6.76 - 6.88	1	272,200.00	0.06
Total	1,596	437,110,190.55	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250	1,570	424,835,646.64	97.19
2.750	25	11,758,543.91	2.69
2.125	1	516,000.00	0.12
Total	1,596	437,110,190.55	100.00

RBS Greenwich Capital

MAXIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.12 - 5.25	1	650,000.00	0.15
8.26 - 8.50	1	651,000.00	0.15
9.76 - 10.00	4	1,505,200.00	0.34
10.01 - 10.25	19	8,398,800.00	1.92
10.26 - 10.50	20	8,762,838.84	2.00
10.51 - 10.75	14	8,282,920.00	1.89
10.76 - 11.00	18	4,846,061.51	1.11
11.01 - 11.25	90	22,813,349.95	5.22
11.26 - 11.50	321	80,850,636.44	18.50
11.51 - 11.75	517	128,320,356.94	29.36
11.76 - 12.00	407	118,810,357.43	27.18
12.01 - 12.25	135	39,616,455.76	9.06
12.26 - 12.50	40	10,546,213.68	2.41
12.51 - 12.75	8	2,783,800.00	0.64
12.76 - 12.88	1	272,200.00	0.06
Total	1,596	437,110,190.55	100.00

MINIMUM RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250	1,570	424,835,646.64	97.19
2.750	25	11,758,543.91	2.69
2.125	1	516,000.00	0.12
Total	1,596	437,110,190.55	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6.000	1,526	403,678,800.20	92.35
5.000	60	28,237,888.84	6.46
2.000	8	4,027,501.51	0.92
0.000	1	650,000.00	0.15
1.000	1	516,000.00	0.12
Total	1,596	437,110,190.55	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	1,594	435,944,190.55	99.73
0.000	1	650,000.00	0.15
1.000	1	516,000.00	0.12
Total	1,596	437,110,190.55	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	1,596	437,110,190.55	100.00
Total	1,596	437,110,190.55	100.00

STATED REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	787	220,431,012.23	50.43
359	717	194,725,522.00	44.55
358	88	20,432,276.81	4.67
355	1	655,879.51	0.15
356	1	517,300.00	0.12
357	2	348,200.00	0.08
Total	1,596	437,110,190.55	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	787	220,431,012.23	50.43
1	717	194,725,522.00	44.55
2	88	20,432,276.81	4.67
5	1	655,879.51	0.15
4	1	517,300.00	0.12
3	2	348,200.00	0.08
Total	1,596	437,110,190.55	100.00

FIRST ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6	2	1,166,000.00	0.27
36	109	34,118,527.04	7.81
60	1,485	401,825,663.51	91.93
Total	1,596	437,110,190.55	100.00

RATE ADJ FREQ (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6	1,525	404,835,280.20	92.62
12	71	32,274,910.35	7.38
Total	1,596	437,110,190.55	100.00

PREPAY TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,083	308,909,465.91	70.67
36	513	128,200,724.64	29.33
Total	1,596	437,110,190.55	100.00

LTV RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
29.92 - 30.00	1	359,000.00	0.08
30.01 - 40.00	2	629,650.00	0.14
40.01 - 50.00	7	2,895,200.00	0.66
50.01 - 60.00	14	7,612,850.00	1.74
60.01 - 70.00	79	25,689,141.60	5.88
70.01 - 80.00	1,486	397,649,698.95	90.97
80.01 - 90.00	6	1,915,000.00	0.44
90.01 - 94.64	1	359,650.00	0.08
Total	1,596	437,110,190.55	100.00

BACKEND RATIO:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0.00	27	8,646,031.20	1.98
0.01 - 10.00	1	632,000.00	0.14
10.01 - 20.00	24	6,509,726.46	1.49
20.01 - 30.00	176	41,986,084.98	9.61
30.01 - 40.00	721	199,956,904.80	45.75
40.01 - 50.00	624	173,369,223.11	39.66
50.01 - 60.00	22	5,650,620.00	1.29
70.01 - 79.03	1	359,600.00	0.08
Total	1,596	437,110,190.55	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
634 - 640	3	568,880.00	0.13
641 - 660	30	9,449,050.00	2.16
661 - 680	111	29,766,740.94	6.81
681 - 700	162	40,688,140.32	9.31
701 - 720	327	86,755,170.98	19.85
721 - 740	316	88,159,653.52	20.17
741 - 760	276	78,641,486.25	17.99
761 - 780	223	60,888,183.60	13.93
781 - 800	111	30,967,229.90	7.08
> 800	37	11,225,655.04	2.57
Total	1,596	437,110,190.55	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepayment Penalty	1,083	308,909,465.91	70.67
Prepayment Penalty	513	128,200,724.64	29.33
Total	1,596	437,110,190.55	100.00

PREPAYMENT TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	1,083	308,909,465.91	70.67
36	513	128,200,724.64	29.33
Total	1,596	437,110,190.55	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortization	176	37,931,955.73	8.68
Interest Only	1,420	399,178,234.82	91.32
Total	1,596	437,110,190.55	100.00

IO TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
120	1,363	371,609,718.91	85.02
0	176	37,931,955.73	8.68
60	52	24,963,564.40	5.71
36	5	2,604,951.51	0.60
Total	1,596	437,110,190.55	100.00

DOC TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	592	144,211,855.74	32.99
No Documentation	14	4,772,800.00	1.09
No Ratio	13	3,873,231.20	0.89
Stated Income/Verified Asset	977	284,252,303.61	65.03
Total	1,596	437,110,190.55	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non-owner	27	6,369,160.00	1.46
Primary	1,539	423,016,038.55	96.78
Second Home	30	7,724,992.00	1.77
Total	1,596	437,110,190.55	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Condominium	297	70,158,579.98	16.05
Planned Unit Development	396	107,517,143.55	24.60
Single Family	862	246,330,447.02	56.35
Townhouse	11	3,368,320.00	0.77
Two to Four Family	30	9,735,700.00	2.23
Total	1,596	437,110,190.55	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,299	351,757,052.96	80.47
Rate/Term Refinance	159	42,536,811.49	9.73
Refinance - Cashout	138	42,816,326.10	9.80
Total	1,596	437,110,190.55	100.00

PMI INSURER:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
GEMICO	3	1,098,900.00	0.25
MGIC	1	179,900.00	0.04
No MI	1,589	434,835,540.55	99.48
PMI	1	151,200.00	0.03
RMIC	1	359,650.00	0.08
United Guaranty	1	485,000.00	0.11
Total	1,596	437,110,190.55	100.00

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	1	104,000.00	0.02
Arizona	181	43,249,965.52	9.89
California	545	194,698,988.46	44.54
Colorado	53	10,548,899.23	2.41
Connecticut	3	948,098.47	0.22
Delaware	1	272,000.00	0.06
Florida	95	22,026,569.54	5.04
Georgia	9	1,908,614.00	0.44
Hawaii	2	542,000.00	0.12
Idaho	13	1,641,800.00	0.38
Illinois	98	22,743,466.26	5.20
Indiana	3	488,350.00	0.11
Iowa	1	110,300.00	0.03
Kansas	5	717,433.72	0.16
Kentucky	4	510,400.00	0.12
Louisiana	1	164,800.00	0.04
Maryland	22	6,184,911.89	1.41
Massachusetts	19	6,106,729.15	1.40
Michigan	4	630,300.00	0.14
Minnesota	39	7,901,639.24	1.81
Mississippi	1	201,600.00	0.05
Missouri	6	840,788.19	0.19
Nevada	62	15,798,930.00	3.61
New Hampshire	2	301,500.00	0.07
New Jersey	9	2,838,050.00	0.65
New Mexico	2	288,000.00	0.07
New York	15	4,692,570.00	1.07
North Carolina	11	2,505,270.00	0.57
North Dakota	1	110,724.94	0.03
Ohio	14	2,222,500.00	0.51
Oklahoma	2	331,850.00	0.08
Oregon	48	8,860,043.17	2.03
Pennsylvania	9	1,982,350.24	0.45
Rhode Island	2	500,505.46	0.11
South Carolina	2	468,000.00	0.11
Tennessee	5	1,050,434.40	0.24
Texas	41	7,312,322.64	1.67
Utah	4	573,080.00	0.13
Virginia	63	22,112,439.47	5.06
Washington	173	38,619,581.81	8.84
West Virginia	1	226,000.00	0.05
Wisconsin	23	3,577,384.75	0.82
Wyoming	1	197,000.00	0.05
Total	1,596	437,110,190.55	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

MHL 2005-4

AGGREGATE

PCT

Original LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.70%	0.56%	0.41%	0.40%	0.71%	0.30%	0.00%	3.13%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.06%	0.31%	0.28%	0.58%	0.30%	0.36%	0.00%	1.97%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.02%	0.39%	0.61%	0.44%	0.74%	0.50%	0.33%	0.27%	0.00%	3.30%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.07%	0.72%	0.56%	1.05%	1.43%	1.08%	0.67%	0.22%	0.03%	5.82%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	1.12%	0.67%	1.21%	1.39%	1.41%	1.09%	0.11%	0.00%	6.99%
70.01 - 75.00	0.00%	0.00%	0.00%	0.03%	0.05%	0.90%	1.15%	1.42%	1.42%	1.59%	1.05%	0.14%	0.00%	7.76%
75.01 - 80.00	0.00%	0.00%	0.00%	0.05%	0.45%	4.41%	8.49%	16.92%	17.62%	12.04%	8.34%	1.46%	0.00%	69.78%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%	0.00%	0.13%	0.01%	0.01%	0.00%	0.00%	0.00%	0.23%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.19%	0.07%	0.18%	0.12%	0.06%	0.02%	0.00%	0.00%	0.65%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.06%	0.07%	0.16%	0.00%	0.00%	0.00%	0.37%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%
TOTAL	0.00%	0.00%	0.00%	0.08%	0.59%	7.95%	12.39%	22.28%	23.48%	17.82%	12.52%	2.86%	0.03%	100.00%

Loans with Piggyback Seconds Only

Original LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.23%	0.24%	0.14%	0.20%	0.07%	0.00%	0.00%	0.89%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.22%	0.00%	0.07%	0.00%	0.23%	0.00%	0.52%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.29%	0.39%	0.13%	0.08%	0.09%	0.00%	0.23%	0.00%	1.22%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.11%	0.10%	0.43%	0.35%	0.63%	0.22%	0.05%	0.05%	1.93%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	1.09%	0.27%	0.72%	0.46%	0.70%	0.61%	0.11%	0.00%	3.95%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.53%	0.46%	0.69%	1.28%	1.22%	0.58%	0.00%	0.00%	4.77%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.58%	4.36%	9.96%	22.56%	23.16%	14.31%	9.38%	1.90%	0.00%	86.21%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.11%	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.18%	0.00%	0.06%	0.04%	0.00%	0.00%	0.29%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.00%	0.00%	0.08%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.58%	6.42%	11.41%	25.30%	25.47%	17.35%	10.90%	2.52%	0.05%	100.00%

AGGREGATE w SISA,NINA, NO RATIO

Original LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.97%	0.75%	0.52%	0.48%	1.05%	0.37%	0.00%	4.20%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.04%	0.46%	0.32%	0.70%	0.27%	0.45%	0.00%	2.34%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.29%	0.78%	0.45%	0.72%	0.68%	0.29%	0.10%	0.00%	3.30%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.81%	0.78%	1.48%	1.80%	1.22%	0.71%	0.24%	0.04%	6.89%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.76%	0.72%	1.34%	1.39%	1.59%	1.18%	0.00%	0.00%	6.99%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.93%	1.13%	1.51%	1.56%	1.77%	1.36%	0.21%	0.00%	8.46%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.00%	2.41%	6.02%	17.95%	18.97%	12.53%	7.26%	1.10%	0.00%	66.25%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.13%	0.00%	0.19%	0.01%	0.01%	0.00%	0.00%	0.00%	0.33%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.23%	0.06%	0.26%	0.08%	0.09%	0.00%	0.00%	0.00%	0.72%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.08%	0.11%	0.23%	0.00%	0.00%	0.00%	0.52%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.00%	5.71%	10.59%	24.47%	25.27%	19.31%	12.13%	2.47%	0.04%	100.00%

MHL 2005-4

AGGREGATE
PCT

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.56%	0.41%	0.37%	0.28%	0.67%	0.30%	0.00%	2.64%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.19%	0.18%	0.28%	0.58%	0.30%	0.22%	0.00%	1.85%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.02%	0.21%	0.38%	0.43%	0.69%	0.49%	0.33%	0.13%	0.00%	2.68%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.07%	0.69%	0.50%	0.79%	1.29%	0.83%	0.53%	0.32%	0.03%	5.06%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.56%	0.51%	0.87%	1.13%	1.03%	0.73%	0.11%	0.00%	4.93%
70.01 - 75.00	0.00%	0.00%	0.00%	0.03%	0.05%	0.69%	0.90%	1.07%	0.75%	0.96%	0.79%	0.14%	0.00%	5.38%
75.01 - 80.00	0.00%	0.00%	0.00%	0.05%	0.10%	2.07%	2.74%	3.92%	3.78%	3.61%	2.84%	0.34%	0.00%	19.45%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.26%	0.24%	0.23%	0.12%	0.23%	0.04%	0.14%	0.00%	1.27%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.23%	1.64%	1.90%	2.27%	2.64%	1.96%	1.29%	0.04%	0.00%	11.97%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.38%	1.15%	1.44%	2.00%	1.32%	0.68%	0.07%	0.00%	7.04%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.13%	1.30%	3.33%	10.67%	10.43%	6.53%	4.32%	1.04%	0.00%	37.73%
TOTAL	0.00%	0.00%	0.00%	0.08%	0.59%	7.95%	12.39%	22.28%	23.48%	17.82%	12.52%	2.86%	0.03%	100.00%

Loans with Piggyback Seconds Only

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.00%	0.00%	0.00%	0.08%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.23%	0.00%	0.00%	0.07%	0.00%	0.00%	0.00%	0.30%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.13%	0.00%	0.08%	0.00%	0.00%	0.00%	0.21%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.00%	0.00%	0.11%	0.22%	0.00%	0.23%	0.05%	0.67%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.17%	0.00%	0.16%	0.03%	0.07%	0.00%	0.11%	0.00%	0.54%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.19%	0.04%	0.11%	0.17%	0.17%	0.15%	0.00%	0.00%	0.83%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.49%	0.44%	1.06%	0.27%	0.37%	0.29%	0.05%	0.00%	2.98%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.34%	0.40%	0.28%	0.19%	0.38%	0.07%	0.23%	0.00%	1.88%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.37%	2.40%	3.04%	3.65%	4.17%	3.20%	2.13%	0.06%	0.00%	19.02%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.63%	1.76%	2.28%	3.19%	2.00%	1.13%	0.12%	0.00%	11.12%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.21%	2.14%	5.50%	17.62%	17.24%	10.80%	7.14%	1.72%	0.00%	62.38%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.58%	6.42%	11.41%	25.30%	25.47%	17.35%	10.90%	2.52%	0.05%	100.00%

SISA,NINA, NO RATIO of ONLY loans with Piggyback Seconds

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.76%	0.61%	0.46%	0.37%	0.99%	0.37%	0.00%	3.62%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.24%	0.26%	0.32%	0.64%	0.27%	0.25%	0.00%	2.08%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.29%	0.50%	0.49%	0.64%	0.67%	0.29%	0.10%	0.00%	2.98%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.81%	0.73%	1.09%	1.47%	0.97%	0.57%	0.44%	0.04%	6.14%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.45%	0.48%	0.84%	1.12%	1.13%	0.80%	0.00%	0.00%	4.82%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.71%	0.87%	1.08%	0.83%	1.09%	1.05%	0.21%	0.00%	5.84%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.00%	1.85%	2.60%	3.80%	3.08%	3.50%	2.29%	0.17%	0.00%	17.29%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.13%	0.24%	0.34%	0.13%	0.34%	0.00%	0.00%	0.00%	1.18%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	1.24%	1.91%	2.39%	2.62%	1.96%	1.09%	0.03%	0.00%	11.24%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.92%	1.56%	2.14%	1.28%	0.40%	0.00%	0.00%	6.38%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.34%	12.01%	12.45%	7.34%	4.37%	0.90%	0.00%	38.42%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.00%	5.71%	10.59%	24.47%	25.27%	19.31%	12.13%	2.47%	0.04%	100.00%

MHL 2005-4

AGGREGATE

PCT

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.56%	0.41%	0.37%	0.28%	0.67%	0.30%	0.00%	2.64%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.19%	0.18%	0.28%	0.58%	0.30%	0.22%	0.00%	1.85%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.02%	0.21%	0.38%	0.43%	0.69%	0.49%	0.33%	0.13%	0.00%	2.68%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.07%	0.69%	0.50%	0.79%	1.29%	0.83%	0.53%	0.32%	0.03%	5.06%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.56%	0.51%	0.87%	1.13%	1.03%	0.73%	0.11%	0.00%	4.93%
70.01 - 75.00	0.00%	0.00%	0.00%	0.03%	0.05%	0.69%	0.90%	1.07%	0.75%	0.96%	0.79%	0.14%	0.00%	5.38%
75.01 - 80.00	0.00%	0.00%	0.00%	0.05%	0.10%	2.07%	2.74%	3.92%	3.78%	3.61%	2.84%	0.34%	0.00%	19.45%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.26%	0.24%	0.23%	0.12%	0.23%	0.04%	0.14%	0.00%	1.27%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.23%	1.64%	1.90%	2.27%	2.64%	1.96%	1.29%	0.04%	0.00%	11.97%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.38%	1.15%	1.44%	2.00%	1.32%	0.68%	0.07%	0.00%	7.04%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.13%	1.30%	3.33%	10.67%	10.43%	6.53%	4.32%	1.04%	0.00%	37.73%
TOTAL	0.00%	0.00%	0.00%	0.08%	0.59%	7.95%	12.39%	22.28%	23.48%	17.82%	12.52%	2.86%	0.03%	100.00%

Loans with Piggyback Seconds Only

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.00%	0.00%	0.00%	0.08%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.23%	0.00%	0.00%	0.07%	0.00%	0.00%	0.00%	0.30%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.13%	0.00%	0.08%	0.00%	0.00%	0.00%	0.21%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.00%	0.00%	0.11%	0.22%	0.00%	0.23%	0.05%	0.67%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.17%	0.00%	0.16%	0.03%	0.07%	0.00%	0.11%	0.00%	0.54%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.19%	0.04%	0.11%	0.17%	0.17%	0.15%	0.00%	0.00%	0.83%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.49%	0.44%	1.06%	0.27%	0.37%	0.29%	0.05%	0.00%	2.98%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.34%	0.40%	0.28%	0.19%	0.38%	0.07%	0.23%	0.00%	1.88%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.37%	2.40%	3.04%	3.65%	4.17%	3.20%	2.13%	0.06%	0.00%	19.02%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.63%	1.76%	2.28%	3.19%	2.00%	1.13%	0.12%	0.00%	11.12%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.21%	2.14%	5.50%	17.62%	17.24%	10.80%	7.14%	1.72%	0.00%	62.38%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.58%	6.42%	11.41%	25.30%	25.47%	17.35%	10.90%	2.52%	0.05%	100.00%

SISA,NINA, NO RATIO of ONLY loans with Piggyback Seconds

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.76%	0.61%	0.46%	0.37%	0.99%	0.37%	0.00%	3.62%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.24%	0.26%	0.32%	0.64%	0.27%	0.25%	0.00%	2.08%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.29%	0.50%	0.49%	0.64%	0.67%	0.29%	0.10%	0.00%	2.98%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.81%	0.73%	1.09%	1.47%	0.97%	0.57%	0.44%	0.04%	6.14%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.45%	0.48%	0.84%	1.12%	1.13%	0.80%	0.00%	0.00%	4.82%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.71%	0.87%	1.08%	0.83%	1.09%	1.05%	0.21%	0.00%	5.84%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.00%	1.85%	2.60%	3.80%	3.08%	3.50%	2.29%	0.17%	0.00%	17.29%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.13%	0.24%	0.34%	0.13%	0.34%	0.00%	0.00%	0.00%	1.18%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	1.24%	1.91%	2.39%	2.62%	1.96%	1.09%	0.03%	0.00%	11.24%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.92%	1.56%	2.14%	1.28%	0.40%	0.00%	0.00%	6.38%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.34%	12.01%	12.45%	7.34%	4.37%	0.90%	0.00%	38.42%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.00%	5.71%	10.59%	24.47%	25.27%	19.31%	12.13%	2.47%	0.04%	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

MHL 2005-4

AGGREGATE

PCT

Original LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.70%	0.56%	0.41%	0.40%	0.71%	0.30%	0.00%	3.13%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.06%	0.31%	0.28%	0.58%	0.30%	0.36%	0.00%	1.97%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.02%	0.39%	0.61%	0.44%	0.74%	0.50%	0.33%	0.27%	0.00%	3.30%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.07%	0.72%	0.56%	1.05%	1.43%	1.08%	0.67%	0.22%	0.03%	5.82%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	1.12%	0.67%	1.21%	1.39%	1.41%	1.09%	0.11%	0.00%	6.99%
70.01 - 75.00	0.00%	0.00%	0.00%	0.03%	0.05%	0.90%	1.15%	1.42%	1.42%	1.59%	1.05%	0.14%	0.00%	7.76%
75.01 - 80.00	0.00%	0.00%	0.00%	0.05%	0.45%	4.41%	8.49%	16.92%	17.62%	12.04%	8.34%	1.46%	0.00%	69.78%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%	0.00%	0.13%	0.01%	0.01%	0.00%	0.00%	0.00%	0.23%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.19%	0.07%	0.18%	0.12%	0.06%	0.02%	0.00%	0.00%	0.65%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.06%	0.07%	0.16%	0.00%	0.00%	0.00%	0.37%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%
TOTAL	0.00%	0.00%	0.00%	0.08%	0.59%	7.95%	12.39%	22.28%	23.48%	17.82%	12.52%	2.86%	0.03%	100.00%

Loans with Piggyback Seconds Only

Original LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%	0.15%	0.09%	0.12%	0.04%	0.00%	0.00%	0.54%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%	0.00%	0.04%	0.00%	0.14%	0.00%	0.31%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.18%	0.24%	0.08%	0.05%	0.06%	0.00%	0.14%	0.00%	0.74%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.06%	0.26%	0.21%	0.38%	0.13%	0.03%	0.03%	1.17%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.66%	0.16%	0.44%	0.28%	0.42%	0.37%	0.06%	0.00%	2.39%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.32%	0.28%	0.42%	0.77%	0.74%	0.35%	0.00%	0.00%	2.88%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.35%	2.63%	6.02%	13.64%	14.00%	8.65%	5.67%	1.15%	0.00%	52.12%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.11%	0.00%	0.04%	0.02%	0.00%	0.00%	0.17%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.05%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.35%	3.88%	6.90%	15.30%	15.40%	10.49%	6.59%	1.52%	0.03%	60.46%

AGGREGATE w SISA,NINA, NO RATIO

Original LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.66%	0.51%	0.35%	0.33%	0.71%	0.25%	0.00%	2.85%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.03%	0.31%	0.22%	0.48%	0.19%	0.31%	0.00%	1.59%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%	0.53%	0.31%	0.49%	0.46%	0.19%	0.07%	0.00%	2.24%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.55%	0.53%	1.00%	1.09%	0.83%	0.49%	0.16%	0.03%	4.68%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.52%	0.49%	0.91%	0.95%	1.08%	0.80%	0.00%	0.00%	4.75%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.63%	0.77%	1.03%	1.06%	1.20%	0.92%	0.14%	0.00%	5.75%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.00%	1.63%	4.09%	12.20%	12.89%	8.52%	4.94%	0.75%	0.00%	45.02%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%	0.00%	0.13%	0.01%	0.01%	0.00%	0.00%	0.00%	0.23%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%	0.04%	0.18%	0.05%	0.06%	0.00%	0.00%	0.00%	0.49%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.06%	0.07%	0.16%	0.00%	0.00%	0.00%	0.35%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.00%	3.88%	7.20%	16.63%	17.17%	13.12%	8.24%	1.68%	0.03%	67.96%

MHL 2005-4

AGGREGATE

PCT

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.56%	0.41%	0.37%	0.28%	0.67%	0.30%	0.00%	2.64%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.19%	0.18%	0.28%	0.58%	0.30%	0.22%	0.00%	1.85%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.02%	0.21%	0.38%	0.43%	0.69%	0.49%	0.33%	0.13%	0.00%	2.68%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.07%	0.69%	0.50%	0.79%	1.29%	0.83%	0.53%	0.32%	0.03%	5.06%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.56%	0.51%	0.87%	1.13%	1.03%	0.73%	0.11%	0.00%	4.93%
70.01 - 75.00	0.00%	0.00%	0.00%	0.03%	0.05%	0.69%	0.90%	1.07%	0.75%	0.96%	0.79%	0.14%	0.00%	5.38%
75.01 - 80.00	0.00%	0.00%	0.00%	0.05%	0.10%	2.07%	2.74%	3.92%	3.78%	3.61%	2.84%	0.34%	0.00%	19.45%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.26%	0.24%	0.23%	0.12%	0.23%	0.04%	0.14%	0.00%	1.27%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.23%	1.64%	1.90%	2.27%	2.64%	1.96%	1.29%	0.04%	0.00%	11.97%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.38%	1.15%	1.44%	2.00%	1.32%	0.68%	0.07%	0.00%	7.04%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.13%	1.30%	3.33%	10.67%	10.43%	6.53%	4.32%	1.04%	0.00%	37.73%
TOTAL	0.00%	0.00%	0.00%	0.08%	0.59%	7.95%	12.39%	22.28%	23.48%	17.82%	12.52%	2.86%	0.03%	100.00%

Loans with Piggyback Seconds Only

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.05%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.18%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.05%	0.00%	0.00%	0.00%	0.13%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.00%	0.07%	0.13%	0.00%	0.14%	0.03%	0.40%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.00%	0.10%	0.02%	0.04%	0.00%	0.06%	0.00%	0.32%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.11%	0.02%	0.07%	0.10%	0.10%	0.09%	0.00%	0.00%	0.50%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%	0.27%	0.64%	0.17%	0.22%	0.17%	0.03%	0.00%	1.80%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%	0.24%	0.17%	0.12%	0.23%	0.04%	0.14%	0.00%	1.14%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.23%	1.45%	1.84%	2.21%	2.52%	1.93%	1.29%	0.04%	0.00%	11.50%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.38%	1.06%	1.38%	1.93%	1.21%	0.68%	0.07%	0.00%	6.72%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.13%	1.30%	3.33%	10.65%	10.43%	6.53%	4.32%	1.04%	0.00%	37.72%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.35%	3.88%	6.90%	15.30%	15.40%	10.49%	6.59%	1.52%	0.03%	60.46%

SISA,NINA, NO RATIO of ONLY loans with Piggyback Seconds

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.05%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.05%	0.00%	0.00%	0.00%	0.13%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.13%	0.00%	0.14%	0.03%	0.36%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.05%	0.00%	0.04%	0.00%	0.00%	0.00%	0.11%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.07%	0.10%	0.10%	0.09%	0.00%	0.00%	0.39%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.19%	0.54%	0.10%	0.14%	0.14%	0.00%	0.00%	1.23%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.16%	0.17%	0.09%	0.23%	0.00%	0.00%	0.00%	0.67%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.69%	1.26%	1.56%	1.73%	1.31%	0.74%	0.02%	0.00%	7.30%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.56%	1.00%	1.38%	0.77%	0.27%	0.00%	0.00%	4.03%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.91%	8.16%	8.46%	4.99%	2.97%	0.61%	0.00%	26.11%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.00%	0.91%	3.24%	11.62%	11.97%	7.76%	4.21%	0.77%	0.03%	40.51%

MHL 2005-4

AGGREGATE

PCT

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.56%	0.41%	0.37%	0.28%	0.67%	0.30%	0.00%	2.64%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.19%	0.18%	0.28%	0.58%	0.30%	0.22%	0.00%	1.85%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.02%	0.21%	0.38%	0.43%	0.69%	0.49%	0.33%	0.13%	0.00%	2.68%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.07%	0.69%	0.50%	0.79%	1.29%	0.83%	0.53%	0.32%	0.03%	5.06%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.56%	0.51%	0.87%	1.13%	1.03%	0.73%	0.11%	0.00%	4.93%
70.01 - 75.00	0.00%	0.00%	0.00%	0.03%	0.05%	0.69%	0.90%	1.07%	0.75%	0.96%	0.79%	0.14%	0.00%	5.38%
75.01 - 80.00	0.00%	0.00%	0.00%	0.05%	0.10%	2.07%	2.74%	3.92%	3.78%	3.61%	2.84%	0.34%	0.00%	19.45%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.26%	0.24%	0.23%	0.12%	0.23%	0.04%	0.14%	0.00%	1.27%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.23%	1.64%	1.90%	2.27%	2.64%	1.96%	1.29%	0.04%	0.00%	11.97%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.38%	1.15%	1.44%	2.00%	1.32%	0.68%	0.07%	0.00%	7.04%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.13%	1.30%	3.33%	10.67%	10.43%	6.53%	4.32%	1.04%	0.00%	37.73%
TOTAL	0.00%	0.00%	0.00%	0.08%	0.59%	7.95%	12.39%	22.28%	23.48%	17.82%	12.52%	2.86%	0.03%	100.00%

Loans with Piggyback Seconds Only

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.05%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.18%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.05%	0.00%	0.00%	0.00%	0.13%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.04%	0.00%	0.00%	0.07%	0.13%	0.00%	0.14%	0.03%	0.40%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.00%	0.10%	0.02%	0.04%	0.00%	0.06%	0.00%	0.32%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.11%	0.02%	0.07%	0.10%	0.10%	0.09%	0.00%	0.00%	0.50%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%	0.27%	0.64%	0.17%	0.22%	0.17%	0.03%	0.00%	1.80%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.20%	0.24%	0.17%	0.12%	0.23%	0.04%	0.14%	0.00%	1.14%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.23%	1.45%	1.84%	2.21%	2.52%	1.93%	1.29%	0.04%	0.00%	11.50%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.38%	1.06%	1.38%	1.93%	1.21%	0.68%	0.07%	0.00%	6.72%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.13%	1.30%	3.33%	10.65%	10.43%	6.53%	4.32%	1.04%	0.00%	37.72%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.35%	3.88%	6.90%	15.30%	15.40%	10.49%	6.59%	1.52%	0.03%	60.46%

SISA,NINA, NO RATIO of ONLY loans with Piggyback Seconds

Combined LTV	NOT AVAILABLE	FICO 551-575	FICO 576-600	FICO 601-625	FICO 626-650	FICO 651-675	FICO 676-700	FICO 701-725	FICO 726-750	FICO 751-775	FICO 776-800	FICO 801-825	FICO 826-850	
00.01 - 50.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.05%
50.01 - 55.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.14%
55.01 - 60.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.00%	0.05%	0.00%	0.00%	0.00%	0.13%
60.01 - 65.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.13%	0.00%	0.14%	0.03%	0.36%
65.01 - 70.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.05%	0.00%	0.04%	0.00%	0.00%	0.00%	0.11%
70.01 - 75.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.07%	0.10%	0.10%	0.09%	0.00%	0.00%	0.39%
75.01 - 80.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.19%	0.54%	0.10%	0.14%	0.14%	0.00%	0.00%	1.23%
80.01 - 85.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.16%	0.17%	0.09%	0.23%	0.00%	0.00%	0.00%	0.67%
85.01 - 90.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.69%	1.26%	1.56%	1.73%	1.31%	0.74%	0.02%	0.00%	7.30%
90.01 - 95.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.56%	1.00%	1.38%	0.77%	0.27%	0.00%	0.00%	4.03%
95.01 - 100.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.91%	8.16%	8.46%	4.99%	2.97%	0.61%	0.00%	26.11%
TOTAL	0.00%	0.00%	0.00%	0.00%	0.00%	0.91%	3.24%	11.62%	11.97%	7.76%	4.21%	0.77%	0.03%	40.51%

MortgageIT Trust 2005-4

$709,575,000 (Approximate)


MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: August 16, 2005***

MortgageIT Trust 2005-4
$705,960,000 (Approximate)
Mortgage-Backed Notes

Class	Expected Class Size $	Expected Ratings (S&P/Moody's)	Bond Type	Interest Accrual Basis	WAL (yrs) To Call/ Maturity[1]	Pmt. Window (mos.) to Call/Maturity[2]	Final Scheduled Maturity
A-1	$[587,034,000]	AAA/Aaa	Senior/ Floater[4]	30 / 360	2.77 / 3.38	1-67 / 1-209	October 2035
M-1	$[53,498,000]	AAA/NR	Mezzanine/Floater[5]	30 / 360	2.77 / 3.38	1-67 / 1-209	October 2035
M-2	$[27,834,000]	AA+/NR	Mezzanine/Floater[5]	30 / 360	2.77 / 3.38	1-67 / 1-209	October 2035
M-3	$[19,520,000]	AA/NR	Mezzanine/Floater[5]	30 / 360	2.77 / 3.38	1-67 / 1-209	October 2035
M-4	$[3,615,000]	AA-/NR	Mezzanine/Floater[5]	30 / 360	2.77 / 3.38	1-67 / 1-209	October 2035
B-1	$[9,760,000]	A/NR	Subordinate/Floater[5]	30 / 360	2.77 / 3.38	1-67 / 1-209	October 2035
B-2	$[4,699,000]	BBB+/NR	Subordinate/Floater[5]	30 / 360	2.77 / 3.38	1-67 / 1-209	October 2035
B-3	$[3,615,000]	BBB/NR	Subordinate/Floater[5]	30 / 360		*Not Marketed Hereby*	
Total	$709,575,000						

(1) The Notes are backed by the cashflow from the Mortgage Loans. Class sizes subject to a permitted variance in the aggregate of +/-10% and are also subject to the final collateral and rating agency sign off.

(2) The WAL and Payment Windows for the Notes are shown to the Optional Redemption Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.

(3) The Note Interest Rate for the Class A-1 Notes will be a per annum rate equal to the least of (a) One-Month LIBOR plus [TBD]% per annum, (b) 11.50% and (c) the Available Funds Rate as described herein. On the Payment Date following the first possible Optional Redemption Date, the margin for the Class A-1 Notes will increase to two times its respective original margin.

(4) The Note Interest Rate for the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes will be a per annum rate equal to the least of (a) One-Month LIBOR plus [TBD]%, [TBD]%, [TBD]%, [TBD]%, [TBD]%, [TBD]% and [TBD]% per annum respectively, (b) 11.50% and (c) the Available Funds Rate as described herein. On the Payment Date following the first possible Optional Redemption Date, the margin for each of the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes will increase to 1.5 times its respective original margin.

RBS Greenwich Capital

Depositor: MortgageIT Securities Corp.

Seller and Servicer: MortgageIT Holdings, Inc. (an affiliate of the Depositor).

Master Servicer and Securities Administrator: Wells Fargo Bank, N.A.

Originator: MortgageIT, Inc.

Sub-Servicer: GMAC Mortgage Corporation.

Lead Manager: Greenwich Capital Markets, Inc.

Co-Managers: Credit Suisse First Boston LLC and Bear, Stearns & Co. Inc.

Owner Trustee: Wilmington Trust Company.

Indenture Trustee and Custodian: Deutsche Bank National Trust Company.

Rating Agencies: Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc.

Notes: The *"Notes"* will consist of the Class A-1 Notes (the ***"Class A Notes"*** or ***"Senior Notes"***), the Class M-1, Class M-2, Class M-3 and Class M-4 Notes (the ***"Class M Notes"***) and the Class B-1, Class B-2 and Class B-3 Notes (the ***"Class B Notes"***, and together with the Class M Notes, the ***"Subordinate Notes"***). The Senior Notes and the Subordinate Notes are being offered publicly.

Legal Structure: The issuer of the Notes will be a Delaware statutory trust.

Registration: The Notes will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.

Cut-off Date: August 1, 2005.

Closing Date: On or about August 24, 2005.

Payment Date: 25th day of each month (or the next business day if such day is not a business day), commencing in September 2005.

Optional Redemption: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Notes (the ***"Optional Call"***), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Optional Redemption Date").

Interest Payments: On each Payment Date, holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the related Accrual Period, and any interest due on a prior Payment Date that was not paid.

Interest Accrual Period: The ***"Accrual Period"*** for the Notes will be the period from and including the preceding Payment Date (or from the Closing Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The Indenture Trustee will calculate interest on the Notes on a 30/360 basis.

Accrued Interest: The price to be paid by investors for the Notes will not include accrued interest (settling flat).

ERISA Considerations: The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.

SMMEA Eligibility: The Class A-1, Class M-1, Class M-2, Class M-3 and Class M-4 Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Pricing Prepayment Speed: 25% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans described herein was approximately $722,948,787 consisting of primarily first lien hybrid adjustable rate loans (the ***"Mortgage Loans"***) with an initial rate adjustment occurring approximately either three or five years following origination, and in each case following the initial fixed rate period adjust based on the related index thereafter. See attached collateral descriptions for more information.

Net Mortgage Rate: On any Mortgage Loan, the then applicable mortgage rate minus the Servicing Fee Rate of 0.25% per annum. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by the Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Interest Funds: With respect to any Payment Date, the interest portion of all scheduled or unscheduled collections received or advanced on each Mortgage Loan during the related due period.

Principal Funds: With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each Mortgage Loan during the related due period.

Accrued Note Interest: For any Payment Date and each class of Notes, interest accrued during the related Accrual Period at the then-applicable Note interest rate on the related Note principal balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Dates with interest thereon at the related Note Interest Rate.

Basis Risk Shortfall Carryforward Amount: As of any Payment Date, the sum of (i) the excess, if any, of (a) if the Note Interest Rate for a class of Notes is calculated based on the Available Funds Rate, the amount of Accrued Note Interest on such Notes calculated using the lesser of (x) one-month LIBOR plus the related margin and (y) 11.50% per annum over (b) the amount of Accrued Note Interest calculated thereon using a Note Interest Rate equal to the Available Funds Rate for such Payment Date (such amount, the ***"Basis Risk Shortfall Carryforward Amount"***) and (ii) the Basis Risk Shortfall Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.

Available Funds Rate: For any Payment Date and any class of Notes, the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the Mortgage Loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the Mortgage Loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

Principal Distribution Amount: With respect to any Payment Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Payment Date, the lesser of (a) the excess of (i) the available funds for such Payment Date over (ii) the aggregate amount of Accrued Note Interest for the Notes for such Payment Date and (b) the Principal Funds for such Payment Date, less any Overcollateralization Release Amount for such Payment Date.

Extra Principal Distribution Amount: With respect to any Payment Date, the lesser of (x) the Net Monthly Excess Cashflow for such Payment Date and (y) the Overcollateralization Deficiency Amount for such Payment Date.

Net Monthly Excess Cashflow: For any Payment Date, the excess of (x) the available funds for such Payment Date over (y) the sum for such Payment Date of the aggregate amount of Accrued Note Interest and Principal Funds for the Notes, plus any Overcollateralization Release Amount for such Payment Date.

Overcollateralization Deficiency Amount: For any Payment Date, the amount, if any, by which the related Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.

Overcollateralization Target Amount: With respect to any Payment Date, (a) if such Payment Date is prior to the Stepdown Date, [1.85]% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date, or (b) if such Payment Date is on or after the Stepdown Date, the greater of (i) [3.70]% of the then current aggregate stated principal balance of the Mortgage Loans as of the end of the related due period and (ii) 0.50% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Floor"***); provided, however, that if a Trigger Event is in effect on any Payment Date, the Overcollateralization Target Amount shall equal the Overcollateralization Target Amount from the immediately preceding Payment Date.

Overcollateralization Amount: For any Payment Date, the amount, if any, by which (i) the aggregate stated principal balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses on the Mortgage Loans during the related Prepayment Period) exceeds (ii) the aggregate principal balance of the Notes (after giving effect to distributions to those Notes of the related Basic Principal Distribution Amount on such Payment Date).

Overcollateralization Release Amount: With respect to any Payment Date, an amount equal to the excess of the Overcollateralization Amount over the Overcollateralization Target Amount.

Step-Down Date: The later to occur of (x) the Payment Date in September 2008 and (y) the first Payment Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date.

Credit Enhancement Percentage: The ***"Credit Enhancement Percentage"*** for a Payment Date and any Note is equal to (i) the sum of (a) the aggregate principal balance of the Notes subordinate to such Note and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage
Senior	[18.80]%
M-1	[11.40]%
M-2	[7.55]%
M-3	[4.85]%
M-4	[4.35]%
B-1	[3.00]%
B-2	[2.35]%
B-3	[1.85]%

Trigger Event: A Trigger Event is in effect with respect to any Payment Date if either (i) the three month average of the Sixty-Plus Delinquency Percentage, as determined on that Payment Date and the immediately preceding two Payment Dates, equals or exceeds [6.00]% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date, or (ii) cumulative Realized Losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[0.80]% in the first month plus an additional 1/12th of [0.30]% for every month thereafter
Months 49-60	[1.10]% in the first month plus an additional 1/12th of [0.20]% for every month thereafter
Months 61-72	[1.30]% in the first month plus an additional 1/12th of [0.10]% for every month thereafter
Month 73 and thereafter	[1.40]%

Sixty-Plus Delinquency Percentage: With respect to any Payment Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the Mortgage Loans that are 60 or more days delinquent in payment of principal and interest for that Payment Date (including Mortgage Loans that are REO Properties, in foreclosure or bankruptcy and that are also delinquent 60 days or more) over (y) the aggregate stated principal balance of the Mortgage Loans immediately preceding that Payment Date.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a ***"Realized Loss."***

Allocation of Losses: Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-3 Notes, then to the Class B-2 Notes, then to the Class B-1 Notes, then to the Class M-4 Notes, then to the Class M-3 Notes, then to the Class M-2 Notes and lastly, to the Class M-1 Notes. Realized losses will not be allocated to the Class A Notes.

Allocated Realized Loss Amount: With respect to any class of Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from any previous Payment Dates.

Yield Maintenance Agreements: On the Closing Date, the Trust will enter into four ***"Yield Maintenance Agreements"*** to make payments in respect of any Basis Risk Shortfall Carryover Amounts on the Notes to the extent necessary on the Payment Dates occurring from September 2005 to July 2010. On each such Payment Date, the counterparty to the Yield Maintenance Agreements will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to the related maximum rate over (ii) the strike price for such Payment Date specified on the related Yield Maintenance Agreement schedule, accrued during the related Interest Accrual Period for the Notes and (b) the notional balance for such Payment Date specified on the related Yield Maintenance Agreement schedule.

Priority of Payments:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds sequentially to the holders of the Class A-1, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes, in that order, to the extent of the related Accrued Note Interest for such class for such Payment Date.

2) Principal to the extent of the Basic Principal Distribution Amount will be distributed to the holders of the Notes, pro rata.

3) Net Monthly Excess Cashflow will be distributed in the following order of priority:

(1) to the holders of the Class A-1, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes, pro rata, an amount equal to any Extra Principal Distribution Amount;

(2) sequentially to the holders of the Class A-1, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3 Notes, in that order, an amount equal to any Allocated Realized Loss Amount for such Notes;

(3) sequentially to the holders of the Class A-1, Class M-1, Class M-2, Class M-3, Class M-4, Class B-1, Class B-2 and Class B-3, in that order, any related Basis Risk Carryforward Amount for such Notes after first applying the proceeds (if any) received under the related Yield Maintenance Agreement for such Payment Date, such proceeds being applied among the Notes on the same basis as set out earlier in this paragraph (3); and

(4) to the holders of the Owner Trust Certificates as provided in the Indenture and the Trust Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (%)[1]	Period	Effective Net WAC Cap Schedule (%)[1]
1	10.50	35	11.55
2	10.53	36	11.51
3	10.56	37	11.54
4	10.58	38	11.52
5	10.61	39	11.55
6	10.64	40	11.58
7	10.67	41	11.61
8	10.70	42	11.64
9	10.73	43	11.67
10	10.76	44	11.71
11	10.78	45	11.74
12	10.81	46	11.77
13	10.84	47	11.80
14	10.87	48	11.83
15	10.90	49	11.86
16	10.93	50	11.89
17	10.96	51	11.93
18	10.99	52	11.96
19	11.03	53	11.99
20	11.06	54	12.02
21	11.09	55	12.06
22	11.12	56	12.09
23	11.15	57	12.12
24	11.18	58	12.16
25	11.22	59	12.19
26	11.25	60	11.11
27	11.28	61	11.35
28	11.31	62	11.35
29	11.35	63	11.35
30	11.38	64	11.35
31	11.41	65	11.35
32	11.45	66	11.35
33	11.48	67	11.35
34	11.52		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% beginning in the first distribution date and is run at the pricing speed of 20% CPR to the Optional Redemption Date (30/360 basis). Includes proceeds from the Yield Maintenance Agreements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Notes to Optional Redemption Date

Prepayment Speed	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
WAL (yr)	4.84	3.55	2.77	2.24	1.86
First Prin Pay	1	1	1	1	1
Last Prin Pay	117	86	67	54	45

Notes to Maturity

Prepayment Speed	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
WAL (yr)	5.74	4.30	3.38	2.74	2.28
First Prin Pay	1	1	1	1	1
Last Prin Pay	308	255	209	173	146

Mortgage Loans
As of the Cut-off Date

			Minimum	Maximum
Scheduled Principal Balance	$722,948,787		$32,000	$1,000,000
Average Scheduled Principal Balance	$270,463			
Number of Mortgage Loans	2,673			
Weighted Average Gross Coupon	5.723%		4.500%	7.250%
Weighted Average FICO Score	732		613	840
Weighted Average Combined Original LTV	75.34%		11.79%	96.97%
Weighted Average Original Term	360 months		360 months	360 months
Weighted Average Stated Remaining Term	359 months		353 months	360 months
Weighted Average Seasoning	1 months		0 months	7 months
Weighted Average Gross Margin	2.269%		2.000%	2.750%
Weighted Average Minimum Interest Rate	2.269%		2.000%	2.750%
Weighted Average Maximum Interest Rate	11.610%		4.875%	13.250%
Weighted Average Initial Rate Cap	5.858%		1.000%	6.000%
Weighted Average Subsequent Rate Cap	1.999%		1.000%	2.000%
Weighted Average Months to Roll	58 months		5 months	60 months
Maturity Date			Jan 1, 2035	Sep 1, 2035
Maximum Zip Code Concentration	0.49%	93065		

ARM	100.00%
3 Year/1 Year CMT ARM	0.11%
3 Year/1 Year CMT IO ARM	0.38%
3 Year/1 Year Libor ARM	0.09%
3 Year/1 Year Libor IO ARM	0.21%
3 Year/6 Month Libor ARM	0.71%
3 Year/6 Month Libor IO ARM	5.37%
5 Year/1 Year CMT ARM	0.50%
5 Year/1 Year CMT IO ARM	2.72%
5 Year/1 Year Libor ARM	1.38%
5 Year/1 Year Libor IO ARM	5.19%
5 Year/6 Month Libor	8.40%
5 Year/6 Month Libor IO ARM	74.59%
6 Month Libor IO ARM	0.35%
Fully Amortizing	11.19%
Interest Only	88.81%
Prepay Penalty: 0 months	71.83%
Prepay Penalty: 36 months	28.17%
First Lien	100.00%

Full Documentation	32.04%
No Documentation	6.05%
No Ratio	3.06%
Stated Income/Verified Asset	58.86%
Purchase	63.86%
Rate/Term Refinance	10.44%
Refinance - Cashout	25.71%
Condominium	13.75%
Planned Unit Development	23.24%
Single Family	58.81%
Townhouse	0.67%
Two to Four Family	3.52%
Non-owner	8.87%
Primary	88.93%
Second Home	2.21%
Top 5 States:	
California	46.77%
Arizona	10.46%
Washington	8.56%
Florida	6.16%
Illinois	4.54%

Credit Score Range	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
596-620	1	$329,160.00	0.05%	5.750	613	329,160	80.00	100.00	100.00
621-625	1	$220,000.00	0.03%	5.875	622	220,000	70.97	100.00	100.00
626-650	17	$4,295,680.00	0.59%	5.827	643	252,687	76.57	100.00	100.00
651-675	221	$57,501,975.46	7.95%	5.774	665	260,190	74.85	51.19	81.46
676-700	346	$89,570,132.32	12.39%	5.759	688	258,873	74.82	41.88	86.20
701-725	604	$161,097,298.70	22.28%	5.788	713	266,717	76.51	25.36	87.97
726-750	605	$169,745,968.95	23.48%	5.677	738	280,572	76.26	26.86	92.38
751-775	469	$128,806,600.67	17.82%	5.704	763	274,641	75.29	26.34	91.29
776-800	332	$90,501,308.37	12.52%	5.670	786	272,594	74.00	34.17	86.14
801-825	76	$20,662,962.78	2.86%	5.610	806	271,881	68.24	41.23	91.23
826-850	1	$217,700.00	0.03%	6.125	840	217,700	64.99	0.00	100.00
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Range Of Original Mortgage Loan Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
0.01- 50,000	5	$208,850.00	0.03%	6.281	745	41,770	73.13	0.00	42.06
50,001- 100,000	96	$8,034,580.18	1.11%	5.768	732	83,694	69.92	52.52	66.44
100,001- 150,000	366	$47,310,267.05	6.54%	5.752	730	129,263	74.92	48.47	74.82
150,001- 200,000	493	$87,050,528.92	12.04%	5.726	731	176,573	75.73	41.83	86.84
200,001- 250,000	427	$95,999,352.59	13.28%	5.692	731	224,823	76.24	40.35	88.96
250,001- 300,000	389	$106,638,894.47	14.75%	5.687	731	274,136	75.98	30.42	93.89
300,001- 350,000	293	$95,833,646.41	13.26%	5.680	729	327,077	75.42	24.41	89.78
350,001- 400,000	229	$84,746,758.49	11.72%	5.697	732	370,073	73.80	19.54	88.49
400,001- 450,000	127	$54,044,167.38	7.48%	5.807	734	425,545	77.12	24.40	91.26
450,001- 500,000	88	$41,947,861.47	5.80%	5.793	737	476,680	77.11	22.83	91.92
500,001- 550,000	49	$25,663,649.00	3.55%	5.846	738	523,748	76.41	26.55	89.47
550,001- 600,000	39	$22,584,952.63	3.12%	5.786	732	579,101	75.89	23.14	94.80
600,001- 650,000	31	$19,627,499.15	2.71%	5.755	744	633,145	74.59	28.83	90.33
650,001- 700,000	14	$9,478,529.51	1.31%	5.441	739	677,038	75.17	42.66	85.44
700,001- 750,000	5	$3,635,000.00	0.50%	5.602	704	727,000	76.08	79.83	100.00
750,001- 800,000	3	$2,369,500.00	0.33%	5.918	748	789,833	65.35	100.00	100.00
800,001- 850,000	5	$4,152,000.00	0.57%	5.726	734	830,400	72.91	79.77	80.44
850,001- 900,000	1	$875,000.00	0.12%	5.375	796	875,000	67.31	0.00	100.00
900,001- 950,000	2	$1,842,000.00	0.25%	5.432	790	921,000	78.62	100.00	100.00
950,001- 1,000,000	11	$10,905,750.00	1.51%	5.884	734	991,432	60.08	18.24	81.84
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Range Of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
4.001- 4.500	1	$651,000.00	0.09%	4.500	738	651,000	80.00	100.00	100.00
4.501- 5.000	42	$12,701,464.41	1.76%	4.927	737	302,416	70.62	66.29	82.46
5.001- 5.500	812	$218,115,773.30	30.17%	5.378	739	268,615	72.91	46.40	84.94
5.501- 6.000	1,455	$392,410,053.05	54.28%	5.795	730	269,698	76.18	26.54	90.77
6.001- 6.500	326	$88,298,361.38	12.21%	6.255	725	270,854	77.56	18.47	90.70
6.501- 7.000	36	$10,667,335.11	1.48%	6.708	724	296,315	81.02	8.27	86.69
7.001- 7.500	1	$104,800.00	0.01%	7.250	670	104,800	80.00	0.00	100.00
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Original Loan-to-Value Ratio	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
00.00- 50.00	104	$22,598,110.42	3.13%	5.513	742	217,290	41.56	8.70	80.35
50.01- 55.00	52	$14,274,881.11	1.97%	5.551	755	274,517	53.22	19.48	84.26
55.01- 60.00	75	$23,833,151.28	3.30%	5.576	730	317,775	57.88	31.92	85.86
60.01- 65.00	145	$42,070,357.62	5.82%	5.567	731	290,140	63.93	19.53	85.62
65.01- 70.00	158	$50,535,627.01	6.99%	5.665	730	319,846	68.85	32.08	90.35
70.01- 75.00	187	$56,129,422.91	7.76%	5.765	730	300,157	73.96	25.93	85.26
75.01- 80.00	1,914	$504,441,654.02	69.78%	5.750	732	263,554	79.79	35.47	90.33
80.01- 85.00	9	$1,629,813.95	0.23%	6.112	699	181,090	83.57	0.00	100.00
85.01- 90.00	17	$4,669,790.08	0.65%	6.124	706	274,694	89.24	24.23	61.08
90.01- 95.00	11	$2,676,278.85	0.37%	6.278	734	243,298	94.74	4.26	60.66
95.01-100.00	1	$89,700.00	0.01%	6.250	701	89,700	96.97	100.00	100.00
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Alabama	1	$104,000.00	0.01%	5.500	696	104,000	78.79	100.00	100.00
Alaska	1	$192,000.00	0.03%	5.250	800	192,000	80.00	100.00	0.00
Arizona	321	$75,633,141.72	10.46%	5.780	729	235,617	75.59	44.38	94.69
California	983	$338,152,637.87	46.77%	5.701	736	344,001	73.88	21.24	91.55
Colorado	65	$13,176,119.23	1.82%	5.788	728	202,710	77.90	47.01	93.25
Connecticut	5	$1,487,598.47	0.21%	5.903	735	297,520	67.75	25.46	91.26
Delaware	3	$662,400.00	0.09%	5.348	725	220,800	80.00	58.94	80.31
Florida	210	$44,566,305.26	6.16%	5.781	727	212,221	75.61	34.75	87.07
Georgia	17	$3,161,714.00	0.44%	5.644	706	185,983	74.68	66.06	100.00
Hawaii	3	$747,000.00	0.10%	5.366	746	249,000	56.42	27.44	72.56
Idaho	21	$2,671,821.00	0.37%	5.650	747	127,230	75.75	47.25	87.50
Illinois	138	$32,823,803.30	4.54%	5.832	726	237,854	76.51	22.81	74.80
Indiana	5	$786,159.14	0.11%	5.666	739	157,232	79.99	47.88	47.88
Iowa	1	$110,300.00	0.02%	5.750	677	110,300	79.99	100.00	100.00
Kansas	8	$1,225,933.72	0.17%	5.818	723	153,242	75.44	59.34	94.95
Kentucky	5	$555,400.00	0.08%	5.804	723	111,080	78.38	77.49	64.82
Louisiana	2	$508,396.13	0.07%	5.328	706	254,198	80.00	67.58	32.42
Maryland	49	$12,868,864.53	1.78%	5.633	726	262,630	76.34	38.69	75.99
Massachusetts	32	$10,003,341.73	1.38%	5.673	733	312,604	73.67	39.51	68.99
Michigan	4	$630,300.00	0.09%	5.780	727	157,575	80.00	51.64	100.00
Minnesota	57	$10,868,541.04	1.50%	5.723	722	190,676	77.57	55.48	85.04
Mississippi	1	$201,600.00	0.03%	5.125	765	201,600	80.00	100.00	100.00
Missouri	9	$1,392,988.19	0.19%	5.680	742	154,776	78.28	84.09	92.26
Nevada	86	$21,103,587.00	2.92%	5.792	728	245,391	78.74	23.53	90.14
New Hampshire	3	$551,500.00	0.08%	5.637	717	183,833	72.06	54.67	74.32
New Jersey	14	$4,238,426.19	0.59%	5.823	719	302,745	79.93	47.69	71.99
New Mexico	6	$1,676,850.00	0.23%	5.978	741	279,475	74.33	22.65	100.00
New York	20	$7,022,570.00	0.97%	5.613	738	351,129	69.50	51.85	90.34
North Carolina	17	$3,529,170.00	0.49%	5.752	726	207,598	79.29	39.68	100.00
North Dakota	2	$173,524.94	0.02%	5.987	764	86,762	79.99	100.00	100.00
Ohio	16	$3,247,500.00	0.45%	5.536	742	202,969	75.97	33.69	83.46
Oklahoma	2	$331,850.00	0.05%	5.733	712	165,925	79.99	56.61	56.61
Oregon	85	$16,058,433.67	2.22%	5.645	737	188,923	77.40	43.60	86.31
Pennsylvania	17	$2,911,332.62	0.40%	5.823	718	171,255	73.96	44.10	27.18
Rhode Island	2	$500,505.46	0.07%	5.693	753	250,253	77.16	45.65	54.35
South Carolina	2	$468,000.00	0.06%	5.693	792	234,000	79.94	72.65	100.00
Tennessee	8	$1,508,634.40	0.21%	5.658	700	188,579	78.37	63.05	87.14
Texas	57	$10,248,114.10	1.42%	5.747	722	179,791	79.87	58.67	75.88
Utah	9	$1,243,628.00	0.17%	5.615	714	138,181	79.84	63.74	100.00
Virginia	84	$28,558,785.57	3.95%	5.791	726	339,986	77.77	21.06	91.75
Washington	271	$61,874,325.22	8.56%	5.681	731	228,319	77.86	54.98	88.12
West Virginia	2	$464,000.00	0.06%	5.256	715	232,000	59.37	48.71	48.71
Wisconsin	28	$4,510,684.75	0.62%	5.642	736	161,096	76.17	61.06	65.44
Wyoming	1	$197,000.00	0.03%	5.750	680	197,000	79.76	0.00	100.00
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Purchase	1,716	$461,662,097.73	63.86%	5.749	738	269,034	78.14	29.78	89.28
Rate/Term Refinance	285	$75,440,684.70	10.44%	5.630	719	264,704	72.23	42.82	91.30
Refinance - Cashout	672	$185,846,004.82	25.71%	5.696	722	276,557	69.64	33.26	86.63
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Investment	295	$64,106,474.31	8.87%	5.823	748	217,310	69.57	32.15	85.17
Primary Residence	2,313	$642,889,290.73	88.93%	5.710	730	277,946	75.92	32.11	88.97
Second Home/Vacation	65	$15,953,022.21	2.21%	5.816	757	245,431	75.19	28.67	96.74
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Condominium	430	$99,380,836.49	13.75%	5.761	737	231,118	76.34	31.54	87.69
Planned Unit Development	622	$168,011,656.52	23.24%	5.690	730	270,115	75.89	36.65	89.31
Single Family	1,522	$425,199,063.63	58.81%	5.719	732	279,369	75.00	30.69	89.03
Townhouse	18	$4,877,060.22	0.67%	5.677	740	270,948	76.51	34.02	87.04
Two to Four Family	81	$25,480,170.39	3.52%	5.862	738	314,570	73.13	25.68	86.55
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
Full Documentation	946	$231,614,019.13	32.04%	5.592	727	244,835	76.72	100.00	87.19
No Documentation	173	$43,719,630.64	6.05%	5.708	736	252,715	59.50	0.00	87.70
No Ratio	86	$22,092,212.80	3.06%	5.783	735	256,886	70.19	0.00	81.69
Stated Income/Verified Asset	1,468	$425,522,924.68	58.86%	5.793	735	289,866	76.48	0.00	90.17
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Range Of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
4.501- 5.000	1	$492,000.00	0.07%	4.875	726	492,000	80.00	0.00	100.00
5.001- 5.500	2	$1,049,200.00	0.15%	5.125	769	524,600	72.56	0.00	100.00
8.001- 8.500	1	$651,000.00	0.09%	4.500	738	651,000	80.00	100.00	100.00
9.501- 10.000	9	$3,745,800.00	0.52%	4.883	743	416,200	64.98	92.50	83.35
10.001- 10.500	110	$42,535,662.05	5.88%	5.323	742	386,688	73.65	76.22	76.55
10.501- 11.000	86	$29,650,684.90	4.10%	5.528	743	344,775	73.46	49.32	84.76
11.001- 11.500	704	$175,999,911.25	24.34%	5.401	738	250,000	72.80	39.08	87.00
11.501- 12.000	1,406	$373,169,352.56	51.62%	5.802	729	265,412	76.33	25.49	91.08
12.001- 12.500	322	$86,829,361.38	12.01%	6.253	725	269,656	77.52	18.78	90.54
12.501- 13.000	31	$8,721,015.11	1.21%	6.704	719	281,323	81.25	2.93	83.71
13.001- 13.500	1	$104,800.00	0.01%	7.250	670	104,800	80.00	0.00	100.00
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
July-06	5	$1,902,700.00	0.26%	5.307	734	380,540	74.82	27.12	100.00
August-06	1	$650,000.00	0.09%	5.125	754	650,000	67.99	0.00	100.00
November-08	3	$419,700.00	0.06%	5.896	727	139,900	63.88	22.28	100.00
December-08	9	$2,122,089.69	0.29%	5.883	726	235,788	76.00	24.17	91.19
January-09	79	$22,834,217.72	3.16%	5.856	731	289,041	76.77	14.16	89.29
February-09	54	$16,746,850.00	2.32%	5.836	740	310,127	76.39	15.48	89.01
March-09	6	$2,483,379.51	0.34%	5.763	721	413,897	79.37	52.09	72.26
June-09	2	$435,624.42	0.06%	5.379	741	217,812	71.58	0.00	67.26
July-09	4	$1,152,372.00	0.16%	5.497	712	288,093	75.00	50.18	67.17
August-09	11	$3,431,300.00	0.47%	5.363	730	311,936	76.40	67.96	73.34
July-10	1	$239,120.00	0.03%	5.750	690	239,120	80.00	100.00	100.00
August-10	1	$133,000.00	0.02%	5.750	715	133,000	70.00	100.00	100.00
September-10	4	$883,660.00	0.12%	5.718	727	220,915	79.92	74.01	32.10
November-10	5	$1,122,161.59	0.16%	5.841	682	224,432	74.17	0.00	56.65
December-10	152	$34,659,960.32	4.79%	5.774	728	228,026	75.95	49.58	88.16
January-11	1,045	$275,933,127.23	38.17%	5.710	731	264,051	75.52	29.39	89.64
February-11	1,028	$269,117,525.23	37.22%	5.775	731	261,787	75.29	27.07	90.66
March-11	73	$17,425,574.00	2.41%	5.833	730	238,706	75.02	26.69	83.29
April-11	1	$517,300.00	0.07%	5.250	767	517,300	70.00	100.00	100.00
June-11	10	$3,879,713.38	0.54%	5.458	740	387,971	73.02	90.89	81.90
July-11	93	$32,978,692.16	4.56%	5.463	747	354,610	72.44	66.23	75.68
August-11	81	$31,864,620.00	4.41%	5.506	746	393,390	75.19	54.26	88.09
September-11	4	$1,742,500.00	0.24%	5.634	729	435,625	76.50	28.69	100.00
July-15	1	$273,600.00	0.04%	5.875	747	273,600	80.00	0.00	100.00
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Range Of Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
1.501- 2.000	1	$492,000.00	0.07%	4.875	726	492,000	80.00	0.00	100.00
2.001- 2.500	2,599	$695,402,479.75	96.19%	5.739	732	267,565	75.44	30.16	88.93
2.501- 3.000	73	$27,054,307.50	3.74%	5.328	748	370,607	72.65	80.77	85.57
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Range Of Remaining Term (months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
353	1	$990,000.00	0.14%	4.750	739	990,000	56.57	100.00	100.00
354	1	$502,300.00	0.07%	5.750	777	502,300	80.00	0.00	100.00
355	2	$694,979.51	0.10%	5.070	715	347,490	80.28	94.37	100.00
356	1	$517,300.00	0.07%	5.250	767	517,300	70.00	100.00	100.00
357	6	$1,355,561.59	0.19%	5.845	694	225,927	71.91	0.00	64.11
358	174	$41,235,307.81	5.70%	5.746	729	236,985	75.66	51.58	88.02
359	1,226	$333,928,909.11	46.19%	5.695	733	272,373	75.35	31.86	88.20
360	1,262	$343,724,429.23	47.54%	5.751	732	272,365	75.35	29.61	89.51
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
3 Year/1 Year CMT ARM	5	$762,124.42	0.11%	5.516	713	152,425	76.25	81.29	0.00
3 Year/1 Year CMT IO ARM	7	$2,746,879.51	0.38%	5.132	730	392,411	76.84	70.99	100.00
3 Year/1 Year Libor ARM	2	$673,600.00	0.09%	5.700	697	336,800	76.66	34.98	0.00
3 Year/1 Year Libor IO ARM	4	$1,492,572.00	0.21%	5.506	736	373,143	74.65	50.99	100.00
3 Year/6 Month Libor ARM	22	$5,160,530.01	0.71%	5.896	728	234,570	79.25	16.54	0.00
3 Year/6 Month Libor IO ARM	128	$38,789,827.40	5.37%	5.852	734	303,046	76.20	16.02	100.00
5 Year/1 Year CMT ARM	10	$3,617,712.98	0.50%	5.361	759	361,771	73.30	89.48	0.00
5 Year/1 Year CMT IO ARM	52	$19,644,690.59	2.72%	5.356	750	377,783	72.43	82.28	100.00
5 Year/1 Year Libor ARM	32	$9,958,910.97	1.38%	5.410	739	311,216	70.99	60.32	0.00
5 Year/1 Year Libor IO ARM	87	$37,542,068.00	5.19%	5.588	739	431,518	74.77	54.49	100.00
5 Year/6 Month Libor	283	$60,742,358.00	8.40%	5.702	724	214,637	74.01	30.82	0.00
5 Year/6 Month Libor IO ARM	2,035	$539,264,813.37	74.59%	5.751	732	264,995	75.63	28.91	100.00
6 Month Libor IO ARM	6	$2,552,700.00	0.35%	5.261	739	425,450	73.08	20.21	100.00
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Range Of Age (months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
0	1,262	$343,724,429.23	47.54%	5.751	732	272,365	75.35	29.61	89.51
1	1,226	$333,928,909.11	46.19%	5.695	733	272,373	75.35	31.86	88.20
2	174	$41,235,307.81	5.70%	5.746	729	236,985	75.66	51.58	88.02
3	6	$1,355,561.59	0.19%	5.845	694	225,927	71.91	0.00	64.11
4	1	$517,300.00	0.07%	5.250	767	517,300	70.00	100.00	100.00
5	2	$694,979.51	0.10%	5.070	715	347,490	80.28	94.37	100.00
6	1	$502,300.00	0.07%	5.750	777	502,300	80.00	0.00	100.00
7	1	$990,000.00	0.14%	4.750	739	990,000	56.57	100.00	100.00
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Original Prepayment Penalty term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percentage of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent IO
0	1,840	$519,313,539.55	71.83%	5.720	733	282,236	74.82	31.48	87.25
36	833	$203,635,247.70	28.17%	5.731	729	244,460	76.66	33.45	92.77
Total	**2,673**	**$722,948,787.25**	**100.00%**	**5.723**	**732**	**270,463**	**75.34**	**32.04**	**88.81**

Deal Name: MHL 2005-4

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WALA	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family & PUD	% of IO loans	% Cashout
Aggregate	2,673	722,948,787.25	270,463.44	100.00%	5.723	0.60	359.40	732	75.34	85.83	37.34	32.04	88.93	82.05	88.81	25.71
Current Balance																
<$50k	5	208,850.00	41,770.00	0.00	6.281	1.53	358.47	745	73.13	73.13	40.02	-	23.34	81.28	42.06	44.89
50-75k	25	1,631,633.72	65,265.35	0.00	5.864	0.45	359.55	741	71.34	79.43	35.72	69.89	57.20	72.96	61.50	24.25
75.01-100k	71	6,402,946.46	90,182.34	0.01	5.744	0.61	359.39	730	69.56	79.84	34.84	48.10	76.00	75.61	67.70	23.02
100.01-200K	859	134,360,795.97	156,415.36	0.19	5.735	0.64	359.36	731	75.44	86.32	36.58	44.17	82.48	78.16	82.61	23.42
200.01-300K	816	202,638,247.06	248,331.19	0.28	5.689	0.58	359.42	731	76.11	86.65	37.15	35.12	87.61	79.07	91.55	23.75
300.01-400K	522	180,580,404.90	345,939.47	0.25	5.688	0.56	359.44	730	74.66	85.50	38.01	22.13	90.56	81.08	89.17	32.76
400.01-500K	215	95,992,028.85	446,474.55	0.13	5.801	0.55	359.45	735	77.12	88.39	37.97	23.72	94.18	86.94	91.55	25.77
500.01-1,000,000	160	101,133,880.29	632,086.75	0.14	5.757	0.71	359.29	738	73.61	82.23	37.13	33.77	93.70	90.85	90.17	20.16
1,000,000.01 - 1,250,000																
1,250,000.01 - 1,500,000																
1,500,000.01 +																
FICO																
NA																
<=600																
601-619	1	329,160.00	329,160.00	0.00	5.750	1.00	359.00	613	80.00	80.00	43.19	100.00	100.00	100.00	100.00	-
620-639	7	1,489,300.00	212,757.14	0.21%	5.723	0.53	359.47	634	72.20	77.71	40.65	100.00	100.00	100.00	100.00	8.06
640-659	46	12,620,011.54	274,348.08	1.75%	5.730	0.62	359.38	653	74.26	82.03	38.82	93.94	100.00	92.57	87.49	49.67
660 - 679	232	59,773,761.27	257,645.52	8.27%	5.784	0.57	359.43	670	74.78	81.99	37.73	43.10	95.83	85.47	81.47	45.56
680-699																
700-719	482	126,758,116.45	262,983.64	17.53%	5.789	0.62	359.38	709	76.67	88.75	37.68	27.52	90.50	81.58	87.90	24.63
720+	1,627	450,630,798.02	276,970.37	62.33%	5.691	0.60	359.40	757	75.16	85.99	37.07	28.02	85.98	80.62	90.29	21.76
LTV																
80	2,635	713,883,204.37	270,923.42	0.99	5.717	0.60	359.40	732	75.15	85.76	37.33	32.26	88.81	81.96	89.07	25.81
80.01-85	9	1,629,813.95	181,090.44	0.00	6.112	1.05	358.95	699	83.57	88.66	40.49	-	88.90	88.90	100.00	34.15
85.01-90	17	4,669,790.08	274,693.53	0.01	6.124	0.51	359.49	706	89.24	91.42	38.94	24.23	100.00	91.71	61.08	22.61
90.01-95	11	2,676,278.85	243,298.08	0.00	6.278	0.58	359.42	734	94.74	94.74	37.20	4.26	100.00	86.56	60.66	-
95.01-100	1	89,700.00	89,700.00	0.01%	6.250	0.00	360.00	701	96.97	96.97	18.00	100.00	100.00	100.00	100.00	-
100.01+																
Cash Out	672	185,846,004.82	276,556.55	0.26	5.696	0.60	359.40	722	69.64	72.81	36.40	33.26	87.36	88.95	86.63	100.00
2-4 family	81	25,480,170.39	314,570.00	0.04	5.862	0.63	359.37	738	73.13	79.86	35.68	25.68	57.79	-	86.55	27.61
Investment & 2nd home	360	80,059,496.52	222,387.49	0.11	5.822	0.53	359.47	750	70.69	72.79	34.20	31.46	-	71.12	87.48	29.35
CA	983	338,152,637.87	344,000.65	46.77%	5.701	0.56	359.44	736	73.88	83.77	37.59	21.24	90.30	80.24	91.55	30.45
NY	20	7,022,570.00	351,128.50	0.97%	5.613	1.40	358.60	738	69.50	81.40	35.85	51.85	91.53	40.52	90.34	12.03
MA	32	10,003,341.73	312,604.43	0.01	5.673	0.41	359.59	733	73.67	84.59	33.09	39.51	90.30	74.58	68.99	24.39
GA	17	3,161,714.00	185,983.18	0.44%	5.644	0.69	359.31	706	74.68	83.02	37.14	66.06	86.67	95.79	100.00	16.60
Full Doc	946	231,614,019.13	244,835.12	0.32	5.592	0.70	359.30	727	76.72	87.25	37.89	100.00	89.13	82.93	87.19	26.69
Stated Doc	1,468	425,522,924.68	289,865.75	0.59	5.793	0.55	359.45	735	76.48	88.33	37.04	-	90.21	81.35	90.17	21.25
Lite Doc	259	65,811,843.44	254,099.78	9.10%	5.733	0.61	359.39	736	63.09	64.75	-	-	79.95	83.54	85.68	51.03
IO	2,319	642,033,550.87	276,857.93	0.89	5.731	0.60	359.40	733	75.51	86.28	37.33	31.45	89.09	82.33	100.00	25.07
2nd lien																
Loans w/ silent 2nds	1,596	437,110,190.55	273,878.57	0.60	5.730	0.55	359.45	732	78.14	95.50	38.09	32.99	96.78	80.95	91.32	9.80
DTI:																
LT 40	1,760	474,010,229.52	269,323.99	0.66	5.720	0.61	359.39	734	74.13	83.46	33.28	27.41	86.67	82.54	88.42	28.19
40 - 45	708	193,069,598.78	272,697.17	0.27	5.729	0.58	359.42	730	77.66	90.36	42.62	34.71	92.73	80.18	91.32	20.47
45 - 50	159	45,025,696.41	283,180.48	0.06	5.724	0.67	359.33	726	77.39	90.72	47.34	61.05	95.83	83.50	83.13	22.08
50 - 55	30	7,191,162.54	239,705.42	0.01	5.768	0.56	359.44	712	78.90	90.05	52.26	66.48	95.55	90.99	83.04	29.30
55+	16	3,652,100.00	228,256.25	0.01	5.680	0.53	359.47	727	77.30	85.47	60.30	66.38	82.69	82.82	88.28	17.87